INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 25, 1997

                                 [INSERT LOGO]

                                3,500,000 SHARES
                                  COMMON STOCK

    Of the 3,500,000 shares of Common Stock offered hereby, 2,800,000 shares are being sold by Big Dog Holdings, Inc. ("Big Dogs" or the "Company") and 700,000 shares are being sold by certain stockholders of the Company ("Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price.
                                ----------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                                ---------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                        UNDERWRITING                            PROCEEDS TO
                                      PRICE TO         DISCOUNTS AND        PROCEEDS TO           SELLING
                                       PUBLIC           COMMISSIONS          COMPANY(1)       STOCKHOLDERS(2)
Per Share......................  $                   $                   $                   $
Total..........................  $                   $                   $                   $

(1) Before deducting expenses, all of which are payable by the Company, estimated at $400,000.

(2) Certain of the Selling Stockholders have granted the Underwriters a 30-day option to purchase an aggregate of up to an additional 525,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholders will be
    $       , $       and $       , respectively.
                                ----------------

    The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson Stephens &
Company"), San Francisco, California, on or about            , 1997.

ROBERTSON, STEPHENS & COMPANY
                               HAMBRECHT & QUIST
                                                         NEEDHAM & COMPANY, INC.

                The date of this Prospectus is            , 1997

DESCRIPTION OF PICTURES AND CAPTIONS:

FRONT COVER: "Ghost" image of Big Dog character.

INSIDE FRONT COVER: Photos of store interiors and catalog covers.

INSIDE FRONT GATE-FOLD: Product graphics and slogans.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE TRANSACTIONS, SEE "UNDERWRITING."

    NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR ANY OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

    UNTIL           , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               -----------------

                               TABLE OF CONTENTS

                                                                                                    PAGE
                                                                                                 -----------
Summary........................................................................................           4
Risk Factors...................................................................................           6
Use of Proceeds................................................................................          13
Dividend Policy................................................................................          13
Capitalization.................................................................................          14
Dilution.......................................................................................          15
Selected Consolidated Financial and Operating Data.............................................          16
Management's Discussion and Analysis of Financial Condition and Results of Operations..........          17
Business.......................................................................................          24
Management.....................................................................................          36
Certain Relationships and Related Transactions.................................................          43
Principal and Selling Stockholders.............................................................          45
Description of Capital Stock...................................................................          46
Shares Eligible for Future Sale................................................................          51
Underwriting...................................................................................          53
Legal Matters..................................................................................          55
Experts........................................................................................          55
Additional Information.........................................................................          55
Index to Consolidated Financial Statements.....................................................         F-1

                               -----------------

    BIG DOGS-Registered Trademark-, the dog logo and BIG DOG
SPORTSWEAR-Registered Trademark- are registered trademarks of the Company and LITTLE BIG DOGS-TM- and BIG BIG DOGS-TM- are trademarks of the Company. Tradenames and trademarks of other companies appearing in this Prospectus are the property of their respective owners.

    The Company intends to mail to all of its stockholders annual reports containing financial statements audited by independent auditors for each fiscal year and quarterly reports containing unaudited financial data for each of the first three quarters of each fiscal year.

    The Company was incorporated in Delaware in December 1993. The Company's principal executive offices are located at 121 Gray Avenue, Santa Barbara, CA 93101, and its telephone number is (805) 963-8727. Unless otherwise indicated, all references to "Big Dogs," "Big Dog," "Big Dog Sportswear" or the "Company" refer to Big Dog Holdings, Inc., a Delaware corporation, and its subsidiaries (including subsidiaries of subsidiaries).

                                    SUMMARY

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. NOTWITHSTANDING THE COMPANY'S DRAMATIC GROWTH IN SALES AND PROFITABILITY DURING RECENT PERIODS, THE COMPANY FACES SIGNIFICANT RISKS AND, AS A RESULT, THERE CAN BE NO ASSURANCE THAT THE COMPANY'S HISTORICAL GROWTH WILL BE INDICATIVE OF FUTURE PERFORMANCE. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS," AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

                                                                          [LOGO]
   [LOGO]
    Big Dogs develops, markets and retails a branded, lifestyle collection of unique, high-quality, popular-priced consumer products, including activewear, casual sportswear, accessories and gifts. BIG DOGS-Registered Trademark- is an All-American, family-oriented brand that the Company believes has established a unique niche in its dedication to providing quality, value and fun. Big Dogs products were first sold in 1983, and operations remained limited through 1992 when the current controlling stockholders acquired the BIG DOGS-Registered Trademark- brand and related assets. Following the acquisition, Big Dogs initiated a strategy of leveraging the brand through dramatic expansion of its product line and rapid growth in its retail stores. The Company's net sales have grown from $11.4 million in 1993 (the Company's first full year of operation) to $68.7 million in 1996, a compound annual growth rate of 82%. The number of Company stores has grown from 5 in 1993 to 134 as of July 31, 1997, and over the last three years, the Company recruited a team of key executives and invested in management information systems and other infrastructure improvements that the Company believes have been critical in achieving this growth and positioning it to manage its anticipated future growth. The Company attained this dramatic growth in a highly competitive retail environment and, despite substantial infrastructure investments, the Company achieved increases in operating income in each full year of operation.

    The Company's collection is centered around its signature BIG DOGS-Registered Trademark- name, logo and "Big Dog" characters and is designed to appeal to a broad range of customers when they are in the "Big Dog state of mind." The BIG DOGS-Registered Trademark- brand conveys a sense of fun, humor and a "Big Dog attitude" whereby each customer can feel that he or she is a "Big Dog." The Big Dog attitude and sense of fun are brought to life through the Company's graphic capabilities that portray the Big Dog characters in a number of engaging, positive and inspiring situations and activities. The Big Dog attitude is further defined by a number of slogans such as "If You Can't Run with the Big Dogs Stay on the Porch"-Registered Trademark-, "Unless You're the Lead Dog, the Scenery Never Changes," and "Lead, Follow or Get Out of the Way." These graphics and slogans combine a bold, spirited attitude with wry, lighthearted humor. The appeal of the brand is further strengthened through the customer's personal identification with particular sports and other activities depicted in these graphics. In addition to its focus on fun, Big Dogs develops customer loyalty and enhances its brand image by providing a consistently high level of quality at moderate price points. Big Dogs accomplishes this primarily through (i) selling its own brand directly to the consumer, (ii) low product development costs, and (iii) sourcing high-volume/low-cost basic apparel with limited fashion risk.

    The BIG DOGS-Registered Trademark- brand is designed to appeal to men, women and children of all ages, particularly baby boomers and their kids, when they are engaged in leisure or recreational activities. Furthermore, the Company believes that the millions of dog and other pet owners in the United States, as well as children, have a strong natural affinity toward the dog-related images and themes in Big Dogs graphics. In addition, the Company believes that the positive image the brand brings to being a "Big Dog" has a special appeal to large-size customers. The Company's apparel products, which include a wide variety of basic apparel and related products, are developed with an emphasis on being functional rather than fashion-forward or trendy. These apparel products include graphic T-shirts, shorts, knit and woven shirts, fleece items, loungewear and boxer shorts. In addition to its BIG DOGS-Registered Trademark-line of activewear and casual sportswear for men and women, the Company has successfully introduced and expanded its LITTLE BIG DOGS-TM- line of infants' and children's apparel and its BIG BIG DOGS-TM- line of Big and Tall apparel. The Company has also successfully expanded its non-apparel products, including plush animals, stationery and pet products, which feature Big Dog graphics and are developed to complement its apparel.

    The Company reinforces its brand image by distributing BIG DOGS-Registered Trademark- products primarily through its own retail stores. This distribution strategy enables the Company to present a complete selection of its merchandise in a creative and fun environment. In addition, this strategy enables it to more effectively reach its targeted customers by locating stores in tourist-oriented and other casual environments where it believes consumers are more likely to be in the "Big Dog state of mind." The Company operates its retail stores in both outlet and full-price formats, depending on the location. Big Dogs' traditional emphasis has been on outlet malls because those malls are often located in tourist areas and therefore attract significant numbers of Big Dogs' targeted customers. More recently, the Company has increased its focus on opening full-price, stand-alone stores in locations frequented by tourist and leisure shoppers. The Company plans to open 30 net new stores during 1997, 13 of which were open as of July 31, 1997, and at least 30 stores in 1998. In addition to its retail stores, Big Dogs markets its products through other channels, including its catalog and better wholesale accounts.

                                  THE OFFERING

Common Stock Offered by the Company.............  2,800,000  shares
Common Stock Offered by the Selling                 700,000  shares
Stockholders....................................
Common Stock Outstanding after the Offering.....  12,960,550 shares (1)

Use of Proceeds.................................  To reduce indebtedness and for working capital and other general corporate
                                                  purposes.
                                                  See "Use of Proceeds."
Proposed Nasdaq National Market Symbol..........  BDOG

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                     (in thousands, except per share data)

                                      SEVEN MONTHS
                                          ENDED                                                     SIX MONTHS ENDED
                                      DECEMBER 31,             YEAR ENDED DECEMBER 31,                  JUNE 30,
                                     ---------------  ------------------------------------------  --------------------
                                          1992          1993       1994       1995       1996       1996       1997
                                     ---------------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Net sales..........................     $   3,000     $  11,413  $  28,404  $  51,541  $  68,683  $  24,351  $  31,143
Gross profit.......................         1,211         5,467     15,547     29,970     38,963     13,734     17,935
Operating income (loss)............          (517)          253        808      1,989      2,717     (1,927)    (1,940)
Net income (loss)..................          (544)          (54)       392        638        635     (1,540)    (1,803)
Net income (loss) per common
 share.............................     $   (0.06)    $   (0.01) $    0.04  $    0.07  $    0.06  $   (0.15) $   (0.17)
Weighted average common and common
 share equivalents outstanding.....         9,225         9,225      9,225      9,728     10,230     10,038     10,491

OPERATING DATA:
Number of stores:
  Open at beginning of period......             4             5         16         51         91         91        121
  Stores added (net of closures)...             1            11         35         40         30         14         11
  Open at end of period............             5            16         51         91        121        105        132
Comparable store sales increase
 (decrease)........................           N/A         31.8%       (1.5)%      9.0%      3.2%       (4.6)%      9.6%

                                                                                    JUNE 30, 1997
                                                                              --------------------------
                                                                               ACTUAL    AS ADJUSTED (2)
                                                                              ---------  ---------------
CONSOLIDATED BALANCE SHEET DATA:
Cash........................................................................  $   1,650     $  12,779
Working capital.............................................................     10,730        29,268
Total assets................................................................     32,976        44,105
Total indebtedness..........................................................     22,323        --
Stockholders' equity........................................................      4,339        37,791

---------

(1) Based on the number of shares of Common Stock outstanding at June 30, 1997. Excludes (i) 147,500 shares of Common Stock issuable upon the exercise of options outstanding at June 30, 1997 at a weighted average exercise price of $4.93 per share; (ii) 282,500 shares of Common Stock issuable upon the exercise of options granted after June 30, 1997 at an exercise price of $12.00 per share; (iii) 240,000 shares of Common Stock issuable upon the exercise of warrants outstanding at June 30, 1997 at a weighted average exercise price of $3.50 per share; and (iv) 717,500 shares of Common Stock available for future grant under the Company's 1997 Performance Award Plan, of which the Company intends to grant options for up to 50,000 shares to certain employees and 30,000 shares to the initial three non-employee directors at the initial public offering price on the effective date of this offering. See "Management--Stock and Incentive Plans" and "Description of Capital Stock."

(2) Adjusted to reflect the sale of the 2,800,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds therefrom.

                                  RISK FACTORS

    This Prospectus contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), including without limitation, statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements in this document are based upon information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In evaluating the Company's business, prospective investors should consider carefully the following factors in addition to the other information set forth in this Prospectus.

CHANGES IN CONSUMER PREFERENCES

    The Company believes its merchandise appeals to men, women and children of all ages, particularly baby boomers and their kids, when they are in the "Big Dog state of mind." In addition, the Company believes that its merchandise has a special appeal to children because of its dog-related themes and to customers who wear large sizes because of the positive image the brand brings to being a "Big Dog." However, the consumer products industry in general, and the apparel industry in particular, are subject to changing consumer demands and preferences. While the Company believes that its products historically have not been significantly affected by fashion trends, the Company's products are subject to changing consumer preferences. The Company's long-term success will depend significantly on its ability to continue to produce appealing and popular graphics and products that anticipate, gauge and respond in a timely manner to changing consumer demands and preferences. Failure to anticipate and respond to changes in consumer preferences could lead to, among other things, lower sales, excess inventories, diminished customer loyalty and lower margins, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, consumer preferences could shift away from the Company's traditional graphic and logo-oriented merchandise, and any such shift could have a material adverse effect on the Company's business, financial condition and results of operations. Failure of the Company's new products or graphics to gain sufficient market acceptance may not only have the short-term effect of low sales levels for such products, but in the long-term may also adversely affect the image and value of the BIG DOGS-Registered Trademark- brand name and trademarks. See "Business--Merchandising" and "Business--Competition."

ABILITY TO ACHIEVE FUTURE GROWTH

    The Company's growth strategies include opening new stores, increasing sales in existing stores, expanding other channels of distribution, pursuit of international sales, and selective brand leveraging through, among other things, licensing and media activities. The Company believes that its growth has been attributable in part to the Company's ability to open and operate new stores successfully. The Company's continued growth will depend to a significant degree on its ability to open and operate new stores, to increase net sales and profitability from the Company's existing stores, and to expand its other sources of revenue. The Company plans to open 30 net new stores during 1997, 13 of which were open as of July 31, 1997, bringing the total number of stores to 134 as of that date. The Company plans to open at least 30 stores in 1998. The Company's recent and planned expansion includes the opening of stores in new geographic markets. In addition, the Company's traditional emphasis has been on opening stores in outlet malls, though the Company plans to expand the number of its stores in other venues. These new markets and venues have in the past presented, and will continue to present, competitive and merchandising challenges that are different from those faced by the Company in its existing markets and venues. There can be no assurance that new stores will achieve sales and profitability levels consistent with existing stores. The Company's retail expansion is dependent on a number of factors, including the Company's ability to locate and obtain favorable store sites, and to negotiate acceptable lease terms. In addition, the Company's comparable store sales results are affected by a variety of factors, including, among others, prevailing retail market conditions, merchandising strategies, timing of promotions, weather conditions, shifts in the timing of certain holidays, and the Company's ability to efficiently source and distribute merchandise. The Company's comparable store sales have fluctuated in the past and the Company believes fluctuations may continue in the future. For example, in the last ten quarters, the Company's comparable store sales results were (2.0)%, 14.6%, 16.5%, 3.3%, (6.2)%, (3.8)%, (2.8)%, 16.1%, 16.4% and 5.5%, respectively. Past comparable store sales results may not be indicative of future results, and there can be no assurance that the Company's comparable store sales results will increase or not decrease in the future. In addition, there can be no assurance that the Company's strategies to increase other sources of revenue, which may include expansion of its catalog business, wholesale business, corporate sales, international sales, licensing, co-branding and media and entertainment activities will be successful or that the Company's overall sales or profitability will increase or not be adversely affected as a result of any such expansion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ABILITY TO MANAGE FUTURE GROWTH

    The Company's growth has resulted in an increased demand on the Company's managerial, operational and administrative resources. The Company has recently invested significant resources in, among other things, its management information systems and distribution center and has hired additional key executives. However, in order to manage currently anticipated levels of future demand, the Company may be required to, among other things, expand its distribution facilities, establish relationships with new manufacturers to produce its products, and continue to expand and improve its financial, management and operating systems. There can be no assurance that the Company will be able to manage future growth effectively and a failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

    The success of the Company is significantly dependent on the personal efforts, performance and abilities of its key management, particularly Andrew Feshbach, the Company's President and Chief Executive Officer, and Douglas Nilsen, Executive Vice President--Merchandising. The loss of the services of Mr. Feshbach, Mr. Nilsen or the other key members of the management team, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not have an employment contract with Mr. Feshbach, Mr. Nilsen or any other members of the management team. The Company currently maintains $5 million of keyman insurance on the life of Mr. Feshbach payable to the Company, which may be significantly reduced following this offering. The inability to attract and retain qualified personnel in the future could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

CONFLICTS OF INTEREST; CERTAIN RELATED TRANSACTIONS

    Fred Kayne, the Chairman and majority stockholder of the Company, is the Chairman, President and beneficial owner of 60% of the capital stock of Fortune Fashions Inc. ("Fortune Fashions"). In addition, Mr. Feshbach, the President, Chief Executive Officer and a director of the Company, is a director and beneficial owner of approximately 10% of the capital stock of Fortune Fashions. See "Management" and "Principal and Selling Stockholders." Fortune Fashions manufactured approximately 23% of the Company's products (by dollar value of purchases) in 1996, including over 80% of the Company's graphic T-shirts. Fortune Fashions also produces products for other customers who compete with the Company. While the Company believes its transactions with Fortune Fashions have generally been on terms at least as favorable to the Company as could be obtained from unaffiliated parties, such transactions could pose conflicts of interest, especially if any disputes were to arise between the parties. See "Certain Relationships and Related Transactions." The Audit Committee of the Board of Directors of the Company will monitor transactions with Fortune Fashions and any other related parties to ensure that the Company's overall transactions with each such party are on terms no less favorable to the Company than could be obtained from unaffiliated parties.

DEPENDENCE ON THIRD-PARTY AND FOREIGN MANUFACTURERS

    The Company does not own or operate any manufacturing facilities and is therefore dependent on third parties for the manufacture of its products. The Company currently relies on over 100 vendors to produce its products, with one affiliated vendor, Fortune Fashions, producing approximately 23% of the Company's products (by dollar value of purchases) in 1996, including over 80% of the Company's graphic T-shirts. See "--Conflicts of Interest; Certain Related Transactions," and "Certain Relationships and Related Transactions." The Company has no supply contracts with its manufacturing sources and it competes with other companies for production facilities. In the event Fortune Fashions or any of the Company's other manufacturers are unable or unwilling to ship the Company's products in a timely manner or continue to manufacture the Company's products, the Company would have to rely on other current manufacturing sources or identify and qualify new manufacturers. In such event, there can be no assurance that the Company would be able to qualify such manufacturers for existing or new products in a timely manner or that such manufacturers would allocate sufficient capacity to the Company in order to meet its requirements. Although the loss of major suppliers could have a significant effect on the Company's immediate operating results, the Company believes alternate sources of merchandise for most product categories are available at comparable prices and that it could replace these suppliers without any long-term adverse effect on the Company. Although the Company believes it maintains good controls with respect to product specifications and quality, there can be no assurance that its manufacturers will continue to produce products that are consistent with the Company's standards. The Company has occasionally received, and may from time-to-time in the future receive, shipments of product from manufacturers that fail to conform to the Company's quality control standards. In such event, unless the Company is able to obtain replacement products in a timely manner, the Company risks the loss of revenue resulting from the sale of such products and related increased administrative and shipping costs. The failure of any key manufacturer to supply products that conform to the Company's standards could materially and adversely affect the Company's results of operations and its reputation in the marketplace. Although the Company believes that it has good relationships with its principal manufacturing sources, the Company's future success is substantially dependent upon its ability to maintain such relationships. Should the Company experience significant unanticipated demand, the Company will be required to significantly expand its access to manufacturing, both from current and new manufacturing sources. There can be no assurance that such additional manufacturing capacity will be available on terms as favorable as those obtained from current sources. See "Business--Sourcing."

    In 1996, approximately 61% of the Company's products (by dollar value of purchases) was manufactured outside of the United States, primarily in Asia. The Company's operations could be adversely affected by events that result in disruption of trade from foreign countries in which the Company's suppliers are located. A significant portion of the Company's foreign-supplied products is produced by contractors with manufacturing facilities in China. There have been a number of recent trade disputes between China and the United States during which the United States has threatened to impose punitive tariffs and duties on products imported from China and to withdraw China's "most favored nation" trade status. The loss of most favored nation status for China, changes in current tariff or duty structures or the adoption by the United States of other trade policies or sanctions adverse to China could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company's internal and vendor operating guidelines promote ethical and legal business practices. The Company's staff or agents periodically visit and observe the operations of its foreign and domestic manufacturers, but the Company does not control such manufacturers or their labor practices. The violation of labor or other laws by any manufacturer used by the Company or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical in the United States, could have a material adverse effect on the Company's business, financial condition and results of operations.

VARIABILITY OF QUARTERLY RESULTS AND SEASONALITY

    Because a significant portion of the Company's products are designed for warm weather use and a significant number of the Company's retail stores are located in tourist areas and outdoor malls, the Company's business is seasonal by nature. In addition, the Company believes that because it locates its stores largely in tourist areas and outdoor malls, which have different visitation patterns than urban and suburban retail centers, the Company's seasonality is somewhat different than that of many apparel retailers. The third and fourth quarters (consisting of the summer vacation, back-to-school, and Christmas seasons) have historically accounted for the largest percentage of the Company's annual net sales and profits. In 1996, excluding sales generated by stores not open for all of 1996, substantially all the Company's operating income and approximately 28% and 33% of the Company's net sales were generated during the third and fourth quarters, respectively. In addition, the Company has historically incurred operating losses in its first quarter and anticipates that it will continue to do so during the first quarter of each year for the foreseeable future.

    The Company has experienced, and may continue to experience, year-over-year fluctuations in its net sales and net income (loss) on a quarterly basis, which is typical of many apparel and retail businesses. The Company's quarterly results of operations may fluctuate significantly as a result of a variety of factors, including the timing of store openings, the amount of revenue contributed by new stores, changes in comparable store sales, changes in the mix of products sold, customer acceptance of new products, the timing and level of markdowns, competitive factors and general economic conditions, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Because of these quarterly and seasonal fluctuations, the results of operations for any quarter are not necessarily indicative of the results that may be achieved for a full year or for any future quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Results."

DEPENDENCE ON TRADEMARKS AND COPYRIGHTS

    The Company uses a number of trademarks, certain of which the Company has registered with the United States Patent and Trademark Office and in certain foreign countries. The Company believes that its registered and common law trademarks have significant value and that its trademarks, copyrights and other intellectual property are instrumental in its ability to create and sustain demand for and market its products. Accordingly, the Company devotes substantial resources to the establishment and protection of its trademarks on a worldwide basis. The Company believes that there are no currently pending material challenges to the use or registration of any of the Company's trademarks. There can be no assurance, however, that the Company's current or future use of its primary trademarks in new, non-apparel product categories or the use of more newly developed trademarks in all categories do not or will not violate the proprietary rights of others, that they would be upheld if challenged or that the Company would, in such an event, not be prevented from using its trademarks in those categories. See "Business--Trademarks."

    From time to time the Company discovers products in the marketplace that infringe upon trademark rights held by the Company. Although the Company aggressively pursues such infringements, it may determine that it is not cost effective to pursue smaller infringements in all instances. In addition, enforcement actions against infringements may be expensive and there can be no assurance that the Company's claims will prevail. Continued sales of infringing products could adversely impact the BIG DOGS-Registered Trademark- brand and image, result in loss of sales and a shift of consumer preferences away from the Company and generally have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Trademarks."

ECONOMIC CONDITIONS AND CONSUMER SPENDING

    The Company's apparel and related products are sold in an industry that has been, and will likely continue to be, subject to substantial cyclical variations. By its focus on basic apparel, the Company believes that it is less affected by such cycles than many fashion apparel companies. However, purchases of the Company's apparel and related products are nevertheless discretionary for consumers and, as a result, may be affected by adverse trends in the national economy or one or more regional economies. The success of the Company's operations therefore depends upon a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income, such as employment, business conditions, future economic prospects, interest rates and taxation. In addition, substantially all of the Company's stores are located in tourist areas and outlet malls and the Company's sales depend on a high level of traffic in these locations. The Company, therefore, depends on the ability of these tourist destinations and malls to continue to generate a high volume of consumer traffic in the vicinity of the Company's stores. Tourism and outlet mall traffic may be adversely affected by economic downturns, adverse weather, political conditions, natural disasters, changing consumer preferences, highway or surface street traffic, the closing of high profile stores near the Company's stores and declines in the desirability of the shopping environment in a particular tourist destination or mall. Any of the factors set forth above could adversely affect the Company's business, financial condition and results of operations.

SUBSTANTIAL COMPETITION

    Although the level and nature of competition differ among the Company's product categories, the Company competes primarily on the basis of its brand image, offering a unique combination of quality, value and fun, and on other factors including product assortment, price, store location and layout, and customer service. The markets for each of the Company's products are highly competitive. The Company believes that its long-term competitive position will depend upon its ability to anticipate and respond effectively to changing consumer demands and to offer customers a wide variety of high-quality, fun products at competitive prices. Although the Company believes it does not compete directly with any single company with respect to its entire range of merchandise, within each merchandise category the Company competes with well-known apparel and specialty retail companies such as The GAP, Eddie Bauer, Warner Brothers Stores and The Disney Stores, as well as a large number of national and regional department stores, specialty retailers and apparel designers and manufacturers. In addition, in recent years, the amount of casual sportswear and activewear manufactured specifically for department stores and sold under their own labels has significantly increased. Many of Big Dogs' competitors are significantly larger and more diversified and have substantially greater financial, distribution, marketing and other resources and have achieved greater recognition for their brand names than the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in the future. Any failure to successfully compete could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

CONTROL BY EXISTING STOCKHOLDERS AND ANTITAKEOVER PROVISIONS

    Upon completion of this offering, Fred Kayne will beneficially own approximately 49.2% of the Company's outstanding Common Stock (45.9% if the Underwriters' over-allotment option is exercised in full) and the Company's current directors and executive officers, including Mr. Kayne, will collectively beneficially own approximately 63.5% of the Common Stock (59.7% if the Underwriters' over-allotment option is exercised in full). As a result, Mr. Kayne, acting either individually or in concert with the Company's current directors and executive officers, will be able to control the election of directors and, in general, to determine the outcome of any matter submitted to a vote of the Company's stockholders for approval. This concentration of ownership, together with the anti-takeover effects of certain provisions of the Delaware General Corporation Law and the Company's Certificate of Incorporation and Bylaws, may have the effect of delaying or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the prevailing market price of the Common Stock.

    The Company has authorized 3,000,000 shares of Preferred Stock having such designations, rights and preferences as may be determined from time to time by the Board of Directors, without any vote or further action by the stockholders of the Company. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of Preferred Stock that may be issued in the future. In addition, under the Company's 1997 Performance Award Plan (the "1997 Plan"), upon a "Change in Control Event" (as defined in the 1997 Plan) each option and stock appreciation right issued under the 1997 Plan will become immediately exercisable; restricted stock issued under the 1997 Plan will immediately vest free of restrictions; and the number of shares, cash or other property covered by each "performance share award" issued under the 1997 Plan will be issued to the grantee of such award, unless the Board of Directors (or the

Committee thereof appointed to administer the 1997 Plan) determines to the contrary. The issuance of Preferred Stock and the grant or acceleration of rights under the 1997 Plan could make it more difficult for a third party to acquire the Company. The Company has no present plan to issue any of its Preferred Stock. See "Management", "Principal and Selling Stockholders," and "Description of Capital Stock."

NO PRIOR MARKET AND VOLATILITY OF STOCK PRICE

    Prior to this offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop subsequent to this offering or, if developed, that it will be sustained. The initial public offering price of the Common Stock offered hereby will be determined by negotiations among the Company, the Selling Stockholders and the Representatives and may not be indicative of the market price for the Common Stock after the offering. See "Underwriting." Upon commencement of this offering, the Common Stock will be quoted on The Nasdaq National Market, which has experienced, and is likely to continue to experience, significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the market prices for shares of common stock issued in an initial public offering are often volatile, as are shares of companies in the apparel business, and the price of the shares offered hereby may in particular fluctuate based upon a number of factors, including, without limitation, quarter-to-quarter variations in the Company's results of operations, fluctuations in the Company's comparable store sales, announcements by other apparel, accessory and gift item manufacturers and retailers, the condition of the overall economy and those other factors listed in this "Risk Factors" section. Due to the foregoing and other factors in this "Risk Factors" section, it is possible that the Company's actual results of operations may be below investors' and research analysts' expectations, and, as a result, research analysts may change their earnings per share projections, both of which could have a material adverse effect on the market price of the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have 12,960,550 shares of Common Stock outstanding (based upon shares of Common Stock outstanding as of July 31, 1997 and assuming no exercise of outstanding options or warrants). Of these shares, the 2,800,000 shares sold by the Company and the 700,000 sold by the Selling Stockholders in this offering, plus any additional shares sold upon exercise of the Underwriters' over-allotment option, will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below. The remaining 9,460,550 shares of Common Stock (the "Restricted Shares") held by existing stockholders upon completion of this offering will be "restricted" securities within the meaning of Rule 144 and may not be sold except in compliance with the registration requirements of the Securities Act or an applicable exemption under the Securities Act, including an exemption pursuant to Rule 144 or Rule 701.

    All stockholders of the Company (who in the aggregate hold 10,160,550 shares of Common Stock), all warrantholders of the Company (who in the aggregate have the right to purchase 240,000 shares of Common Stock), and all holders of options exercisable within 180 days after this offering (who in the aggregate have the right to purchase 73,333 shares of Common Stock within that period), have agreed, pursuant to Lock-Up Agreements, that they will not, without the prior written consent of Robertson, Stephens & Company, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock beneficially owned by them (except for shares sold in this offering) for a period of 180 days after the date of this Prospectus. Robertson, Stephens & Company may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the Lock-Up Agreements. See "Underwriting."

    Upon the expiration of the 180-day lock-up period, approximately 8,533,883 Restricted Shares will become eligible for sale in the public market pursuant to Rule 144 or Rule 701.

    As of August 1, 1997, there were warrants outstanding for the purchase of 240,000 shares of Common Stock. The underlying shares may be resold under Rule 144 upon the expiration of either the one or two-year holding periods, which commence upon exercise of the warrant.

    As of August 1, 1997, options to purchase 92,500 shares were outstanding under the 1997 Stock Option Plan and options to purchase 55,000 shares were outstanding under non-plan option agreements with the Company's Chairman. Upon expiration of the 180-day lock-up period and subject to vesting and exercisability restrictions, all shares issued pursuant to the exercise of these stock options may be resold pursuant to Rule 701. 73,333 of such options will be exercisable at the end of the 180-day lock-up period. In addition, options to purchase 282,500 shares of Common Stock were granted under the 1997 Performance Award Plan (the "1997 Plan") as of August 1, 1997 and 717,500 shares of Common Stock are available for future grant under the 1997 Plan. The Company intends to file a registration statement on Form S-8 under the Securities Act 90 days after the date of this Prospectus to register the shares issuable under the 1997 Plan. Such registration statement is expected to become effective upon filing. After the effective date of such registration statement, shares of Common Stock issued under the 1997 Plan will be immediately eligible for sale in the public market, subject to vesting and exercisability restrictions. No options granted under the 1997 Plan will become exercisable prior to August 1, 1998. See "Shares Eligible for Future Sale."

IMMEDIATE AND SUBSTANTIAL DILUTION; ABSENCE OF DIVIDENDS

    The amount by which the initial public offering price per share of Common Stock exceeds the adjusted net tangible book value per share of the Common Stock after this offering constitutes dilution to investors in this offering. Investors purchasing shares of Common Stock in this offering will incur immediate and substantial dilution of $10.10 per share at an assumed initial public offering price of $13.00. See "Dilution." The Company has never paid dividends on its outstanding shares of capital stock and does not anticipate paying any dividends in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,800,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses, are estimated to be approximately $33.5 million. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

    The net proceeds will be used as follows: (i) approximately $8.0 million to repay certain promissory notes due through November 4, 2003 that bear interest at 10% per annum, (ii) to repay outstanding advances under the Company's revolving credit facility (which were in the principal amount of $4.9 million as of July 31, 1997) that mature May 2, 1998 and that bear interest at the prime rate of its bank lender (8.5% per annum as of July 31, 1997), (iii) approximately $6.4 million to repay certain promissory notes issued to the Company's Chairman and majority stockholder due June 30, 1999 and November 4, 2003 that bear interest at 10% per annum, and (iv) approximately $1.0 million to repay capital lease obligations. The Company intends to use the remaining net proceeds of this offering for working capital and other general corporate purposes. Pending such uses, the net proceeds will be invested in short-term, investment-grade, interest-bearing securities. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends on its capital stock in the foreseeable future. Any future declaration and payment of dividends will be subject to the discretion of the Company's Board of Directors, will be subject to applicable law and will depend upon the Company's results of operations, earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. In addition, the Company's revolving credit facility prohibits the payment of dividends by the Company.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of June 30, 1997, on an actual basis and as adjusted to give effect to the sale of the 2,800,000 shares of Common Stock offered by the Company hereby based upon an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                                              JUNE 30, 1997
                                                                                        --------------------------
                                                                                         ACTUAL    AS ADJUSTED(2)
                                                                                        ---------  ---------------
                                                                                          (in thousands, except
                                                                                           share and per share
                                                                                                 amounts)
Total short-term debt.................................................................  $   7,409     $  --
                                                                                        ---------       -------
                                                                                        ---------       -------

Obligations under capital leases, net of current portion..............................  $     514     $  --
Subordinated debt.....................................................................     14,400        --
                                                                                        ---------       -------
    Total long-term debt..............................................................     14,914        --
                                                                                        ---------       -------
Stockholders' equity:
  Preferred stock, $.01 par value per share; 3,000,000 shares authorized; no shares issued or outstanding actual or as adjusted.......................................
  Common stock, $.01 par value per share; 30,000,000 shares authorized; 10,160,550 issued and outstanding, actual; 12,960,550 issued and outstanding, as adjusted
    (1)...............................................................................        102           130
  Additional paid-in capital..........................................................      5,705        39,129
  Retained earnings (deficit).........................................................       (736)         (736)
  Notes receivable on common stock....................................................       (732)         (732)
                                                                                        ---------       -------
    Total stockholders' equity........................................................      4,339        37,791
                                                                                        ---------       -------
      Total capitalization............................................................  $  19,253     $  37,791
                                                                                        ---------       -------
                                                                                        ---------       -------

-------

(1) Based on the number of shares of Common Stock outstanding at June 30, 1997. Excludes (i) 147,500 shares of Common Stock issuable upon the exercise of options outstanding at June 30, 1997 at a weighted average exercise price of $4.93 per share; (ii) 282,500 shares of Common Stock issuable upon the exercise of options granted after June 30, 1997 at an exercise price of $12.00 per share; (iii) 240,000 shares of Common Stock issuable upon the exercise of warrants outstanding at June 30, 1997 at a weighted average exercise price of $3.50 per share; and (iv) 717,500 shares of Common Stock available for future grant under the 1997 Plan, of which the Company intends to grant options for up to 50,000 shares to certain employees and 30,000 shares to the initial three non-employee directors at the initial public offering price on the effective date of this offering. See "Management--Stock and Incentive Plans" and "Description of Capital Stock."

(2) Adjusted to reflect the sale of 2,800,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds therefrom.

                                    DILUTION

    The net tangible book value of the Company as of June 30, 1997 was approximately $4.1 million, or $0.41 per share of Common Stock. Net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 2,800,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, the adjusted net tangible book value of the Company as of June 30, 1997 would have been $37.6 million, or $2.90 per share. This represents an immediate increase in net tangible book value of $2.49 per share to existing stockholders and an immediate dilution in net tangible book value of $10.10 per share to investors purchasing shares of Common Stock in this offering. The following table illustrates the per share dilution:

Assumed initial public offering price........................             $   13.00

  Net tangible book value at June 30, 1997...................  $    0.41

  Increase attributable to new investors.....................       2.49
                                                               ---------

Adjusted net tangible book value after the offering..........                  2.90
                                                                          ---------
Dilution to new investors....................................             $   10.10
                                                                          ---------
                                                                          ---------

    The following table summarizes, as of June 30, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by the new investors at the assumed initial public offering price of $13.00 per share.

                               SHARES PURCHASED (1)      TOTAL CONSIDERATION       AVERAGE
                              -----------------------  ------------------------     PRICE
                                NUMBER      PERCENT      AMOUNT       PERCENT     PER SHARE
                              ----------  -----------  -----------  -----------  -----------
Existing stockholders.......  10,160,550        78.4%  $ 5,807,000        13.8%   $    0.57
New investors...............   2,800,000        21.6    36,400,000        86.2    $   13.00
                              ----------       -----   -----------       -----
    Total...................  12,960,550       100.0%  $42,207,000       100.0%
                              ----------       -----   -----------       -----
                              ----------       -----   -----------       -----

-------

(1) Sales by the Selling Stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 9,460,550 shares, or 73.0% (8,935,550 shares, or 68.9%, if the Underwriters' over-allotment option is exercised in full), of the total number of shares of Common Stock to be outstanding after this offering, and will increase the number of shares held by new investors to 3,500,000 shares, or 27.0% (4,025,000 shares, or 31.1%, if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock to be outstanding after this offering. See "Principal and Selling Stockholders."

    The calculation of net tangible book value and the other computations above assume no exercise of outstanding options or warrants. As of June 30, 1997, 387,500 shares of Common Stock were issuable upon exercise of outstanding stock options and warrants at a weighted average exercise price of $4.04 per share, of which options and warrants to purchase 295,000 shares were then exercisable at a weighted average exercise price of $3.43 per share. On August 1, 1997, the Company granted options for the purchase of 282,500 shares of Common Stock to over 60 employees under the 1997 Plan at an exercise price of $12.00 per share. To the extent the outstanding options are exercised and any shares of Common Stock reserved for issuance are issued with exercise prices below the initial public offering price, there will be further dilution to new investors. See "Management--Stock and Incentive Plans" and "Shares Eligible for Future Sale."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The consolidated statement of operations data set forth below for each of the years ended December 31, 1994, 1995 and 1996 and the consolidated balance sheet data as of December 31, 1995 and 1996 have been derived from the Company's consolidated financial statements, which statements have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this Prospectus. The consolidated statement of operations data presented for the seven months ended December 31, 1992 and the year ended December 31, 1993 and the consolidated balance sheet data as of December 31, 1992, 1993 and 1994 are derived from the Company's audited consolidated financial statements, which are not included in this Prospectus. The data presented as of June 30, 1996 and 1997 and for the six months ended June 30, 1996 and 1997 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus. In the opinion of management, all unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for such periods. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year or for any future period, particularly due to the seasonality of the Company's business. The selected consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                                                       SIX
                                                                                                                     MONTHS
                                                        SEVEN MONTHS                                                  ENDED
                                                       ENDED DECEMBER            YEAR ENDED DECEMBER 31,            JUNE 30,
                                                             31,        ------------------------------------------  ---------
                                                          1992 (1)        1993       1994       1995       1996       1996
                                                       ---------------  ---------  ---------  ---------  ---------  ---------
                                                                (in thousands, except per share and operating data)
STATEMENT OF OPERATIONS DATA:
Net sales............................................     $   3,000     $  11,413  $  28,404  $  51,541  $  68,683  $  24,351
Cost of goods sold...................................         1,789         5,946     12,857     21,571     29,720     10,617
                                                             ------     ---------  ---------  ---------  ---------  ---------
Gross profit.........................................         1,211         5,467     15,547     29,970     38,963     13,734
                                                             ------     ---------  ---------  ---------  ---------  ---------
Selling, marketing and distribution expenses.........         1,166         3,873     12,993     24,814     32,309     13,685
General and administrative expenses..................           562         1,341      1,746      3,167      3,937      1,976
                                                             ------     ---------  ---------  ---------  ---------  ---------
Total operating expenses.............................         1,728         5,214     14,739     27,981     36,246     15,661
                                                             ------     ---------  ---------  ---------  ---------  ---------
Operating income (loss)..............................          (517)          253        808      1,989      2,717     (1,927)
Interest expense.....................................            26           306        397      1,189      1,647        667
                                                             ------     ---------  ---------  ---------  ---------  ---------
Income (loss) before provision (benefit) for income
  taxes..............................................          (543)          (53)       411        800      1,070     (2,594)
Provision (benefit) for income taxes.................             1             1         19        162        435     (1,054)
                                                             ------     ---------  ---------  ---------  ---------  ---------
Net income (loss)....................................     $    (544)    $     (54) $     392  $     638  $     635  $  (1,540)
                                                             ------     ---------  ---------  ---------  ---------  ---------
                                                             ------     ---------  ---------  ---------  ---------  ---------
Net income (loss) per common share...................     $   (0.06)    $   (0.01) $    0.04  $    0.07  $    0.06  $   (0.15)
Weighted average common and common share equivalents
  outstanding........................................         9,225         9,225      9,225      9,728     10,230     10,038
OPERATING DATA:
Number of stores: (2)
  Open at beginning of period........................             4             5         16         51         91         91
  Stores added (net of closures).....................             1            11         35         40         30         14
                                                             ------     ---------  ---------  ---------  ---------  ---------
  Open at end of period..............................             5            16         51         91        121        105
Comparable store sales increase (decrease) (3).......           N/A          31.8%      (1.5)%       9.0%       3.2%      (4.6)%


                                                          1997
                                                       -----------

STATEMENT OF OPERATIONS DATA:
Net sales............................................   $  31,143
Cost of goods sold...................................      13,208
                                                       -----------
Gross profit.........................................      17,935
                                                       -----------
Selling, marketing and distribution expenses.........      17,764
General and administrative expenses..................       2,111
                                                       -----------
Total operating expenses.............................      19,875
                                                       -----------
Operating income (loss)..............................      (1,940)
Interest expense.....................................         967
                                                       -----------
Income (loss) before provision (benefit) for income
  taxes..............................................      (2,907)
Provision (benefit) for income taxes.................      (1,104)
                                                       -----------
Net income (loss)....................................   $  (1,803)
                                                       -----------
                                                       -----------
Net income (loss) per common share...................   $   (0.17)
Weighted average common and common share equivalents
  outstanding........................................      10,491
OPERATING DATA:
Number of stores: (2)
  Open at beginning of period........................         121
  Stores added (net of closures).....................          11
                                                       -----------
  Open at end of period..............................         132
Comparable store sales increase (decrease) (3).......         9.6%

                                                                      DECEMBER 31,                             JUNE 30,
                                                  -----------------------------------------------------  --------------------
                                                    1992       1993       1994       1995       1996       1996       1997
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                (in thousands)
BALANCE SHEET DATA:
Working capital.................................  $   1,141  $   1,506  $   3,072  $   8,030  $  13,742  $   8,565  $  10,730
Total assets....................................      3,623      5,756     13,647     19,011     25,773     26,477     32,976
Total indebtedness (4)..........................      1,530      2,272      6,141     10,732     15,697     17,791     22,323
Stockholders' equity............................        556      2,502      3,094      4,737      6,142      3,623      4,339

---------
(1) The Company acquired the BIG DOGS-Registered Trademark- trademark and related assets as of May 29, 1992 and the statement of operations reflects results since that date. See "Business--General."

(2) Excludes two temporary stores open for a portion of 1995 and four temporary stores open for a portion of 1996.

(3) Comparable store sales represent net sales of stores open at least one full year. Stores are considered comparable beginning on the first day of the first month following the one-year anniversary of their opening. Stores that are relocated but remain in the same shopping area remain in the comparable store base.

(4) Includes subordinated debt, obligations under the bank line of credit and obligations under capital leases.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements in this document are based upon information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. Notwithstanding the Company's dramatic growth in sales and profitability during recent periods, the Company faces significant risks and, as a result, there can be no assurance that the Company's historical growth will be indicative of future performance. The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto contained elsewhere in this Prospectus. Certain minor differences in rounding and additions in the tables and text of Management's Discussion and Analysis of Financial Condition and Results of Operations result from basing the calculations on amounts as shown in Selected Consolidated Financial and Operating Data.

GENERAL

    Big Dogs develops, markets and retails a branded, lifestyle collection of unique, high-quality, popular-priced consumer products, including activewear, casual sportswear, accessories and gifts. Big Dogs products were first sold in 1983, and operations remained limited through 1992 when the current controlling stockholders acquired the BIG DOGS-Registered Trademark- brand and related assets. Following the acquisition, Big Dogs initiated a strategy of leveraging the brand through dramatic expansion of its product lines and rapid growth in its retail stores. The Company's net sales have grown from $11.4 million in 1993 (the Company's first full year of operation) to $68.7 million in 1996, a compound annual growth rate of 82%. The number of Company stores has grown from 5 in 1993 to 134 as of July 31, 1997, and over the last three years, the Company recruited a team of key executives and invested in management information systems and other infrastructure improvements that the Company believes have been critical in achieving this growth and positioning it to manage its anticipated future growth. The Company attained this dramatic growth during a competitive retail environment and, despite substantial infrastructure investments for growth, the Company achieved growing operating income in each full year of operation.

    As of July 31, 1997, the Company operated 133 stores in 39 states and one store in England. The Company expects its primary growth in the next few years to come from the opening of new stores. After opening 35 and 40 stores (net of closures) in 1994 and 1995, respectively, beginning in 1996, the Company moderated its planned annual store openings to 30 in order to implement a new merchandising information system, integrate new executive management, develop and validate its smaller store format, test-market additional venues in which to open Big Dog stores and, beginning in March 1997, implement its store retrofitting program. The Company plans to open 30 net new stores during 1997, 13 of which were open as of July 31, 1997 and at least 30 stores in 1998. In 1997, the Company began a store retrofitting program, under which it is installing more flexible and higher capacity wall and floor fixtures, which are designed to better display products and improve in-stock positions on the selling floor. As of July 31, 1997, the Company has retrofitted 32 stores and plans to retrofit approximately 20 additional stores in the remainder of 1997.

    The Company believes that much of the corporate infrastructure to absorb and manage its anticipated growth over the next few years is in place. During the last three years, several key executives with substantial industry experience were recruited and joined the Big Dogs team. The Company has also strengthened its merchandising, product development and store operations staff and, in late 1995 and early 1996, implemented a more advanced management information system to facilitate planning and execution of its merchandising strategies. The Company expects to leverage certain of these infrastructure investments through the opening of new stores, as well as by selling BIG DOGS-Registered Trademark-products through other distribution channels.

    While the Company believes the primary source of future growth will be from new store openings, it also expects to increase sales by (A) continued comparable store sales increases as a result of, among other things, (i) continued new product development across all product lines; (ii) further penetration of existing products, themes and categories, particularly in its recently introduced children's, Big and Tall and non-apparel lines; (iii) fuller utilization of its merchandising information systems to capitalize on regional and seasonal trends and build sales by category; (iv) the impact of recent additions to the Company's merchandising and store operations staff, as well as higher productivity associated with the maturation of its existing merchandising, product development and store management staff, and (v) the current retrofitting program for existing stores; (B) expansion of existing channels of distribution through a new and more focused strategy of growth; (C) pursuit of international sales through various channels; and (D) selective brand leveraging through licensing and media activities.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain selected statement of operations data expressed as a percentage of net sales:

                                                          YEAR ENDED DECEMBER 31,        SIX MONTHS ENDED
                                                                                             JUNE 30,
                                                      -------------------------------  --------------------
                                                        1994       1995       1996       1996       1997
                                                      ---------  ---------  ---------  ---------  ---------
Net sales...........................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold..................................       45.3       41.9       43.3       43.6       42.4
                                                      ---------  ---------  ---------  ---------  ---------
Gross profit........................................       54.7       58.1       56.7       56.4       57.6
                                                      ---------  ---------  ---------  ---------  ---------
Selling, marketing and distribution expenses........       45.7       48.1       47.0       56.2       57.0
General and administrative expenses.................        6.1        6.1        5.7        8.1        6.8
                                                      ---------  ---------  ---------  ---------  ---------
Total operating expenses............................       51.9       54.3       52.8       64.3       63.8
                                                      ---------  ---------  ---------  ---------  ---------
Income (loss) from operations.......................        2.8%       3.9%       4.0%      (7.9)%      (6.2)%
                                                      ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------

SIX MONTHS ENDED JUNE 30, 1997 AND 1996

    NET SALES. Net sales consist of sales from the Company's stores, catalog, and wholesale accounts, all net of returns and allowances. Net sales increased to $31.1 million in the first six months of 1997 from $24.4 million for the same period in 1996, an increase of $6.8 million, or 27.9%. Of the $6.8 million increase, $5.7 million was attributable to stores not yet qualifying as comparable stores and $1.8 million came from the 9.6% comparable store sales increase for the period. These increases were partially offset by a $0.7 million decline in non-retail sales. Management believes comparable store sales increased because of continued improvements in Company operations. These improvements include (i) the addition and maturation of key executives in store operations, merchandising and distribution and (ii) the better merchandising associated with the Company's utilization of its management information system as a result of the availability of detailed data on which to base planning and allocation decisions. In particular, continued strong growth in the Company's recently introduced categories of children's, Big and Tall and non-apparel products contributed to the increase. The Company also benefited from easier comparisons to sales in the first half of 1996.

    GROSS PROFIT. Gross profit increased to $17.9 million in the first six months of 1997 from $13.7 million for the same period in 1996, an increase of $4.2 million, or 30.6%. As a percentage of net sales, gross profit increased to 57.6% in the first six months of 1997 from 56.4% in the same period in 1996. This increase as a percentage of net sales was primarily attributable to better purchasing of certain key products. Also contributing to the percentage increase were continued improvements in merchandising, planning and allocation which led to better product sell-throughs.

    SELLING, MARKETING AND DISTRIBUTION EXPENSES. Selling, marketing and distribution expenses consist of expenses associated with creating, distributing, and selling products through all channels of distribution, including occupancy, payroll and catalog costs. Selling, marketing and distribution expenses increased to $17.8 million in the first six months of 1997 from $13.7 million for the same period in 1996, an increase of $4.1 million, or 29.8%. As a percentage of net sales, these expenses increased to 57.0% in the first six months of 1997 from 56.2% in the same period in 1996, primarily as a result of infrastructure investments.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist of administrative salaries, corporate occupancy costs and other corporate expenses. General and administrative expenses increased to $2.1 million in the first six months of 1997 from $2.0 million in the same period in 1996. As a percentage of net sales, these expenses decreased to 6.8% in the first six months of 1997 from 8.1% in the comparable 1996 period, reflecting the leverage of spreading them over a larger revenue base.

    INTEREST EXPENSE. Interest expense increased to $1.0 million in the first six months of 1997 from $0.7 million in the same period in 1996, an increase of $0.3 million, primarily as a result of an increase in amounts due under outstanding subordinated notes and increased borrowings under of the Company's bank line of credit.

YEARS ENDED DECEMBER 31, 1996 AND 1995

    NET SALES. Net sales increased to $68.7 million in 1996 from $51.5 million in 1995, an increase of $17.1 million, or 33.3%. Of the $17.1 million increase, $19.6 million was attributable to stores not yet qualifying as comparable stores and $1.2 million was attributable to the 3.2% comparable store sales increase for the period. These increases were partially offset by a decline of $3.7 million in non-retail sales as a result of the Company's streamlining of its catalog and wholesale operations which it initiated with the objectives of improving their profitability and positioning them for future growth. Comparable store sales increased in the fall and Holiday periods, which management believes was primarily a result of fundamental improvements in store operations. These improvements include integration of newly recruited executive management in merchandising, store operations and distribution, utilization of the new computer system to improve merchandising decisions and product allocation and improvements in warehouse operations. Comparable store sales also increased as a result of the continued growth of the three relatively new product lines (children's, Big and Tall and non-apparel products) and new promotional techniques.

    GROSS PROFIT. Gross profit increased to $39.0 million in 1996 from $30.0 million in 1995, an increase of $9.0 million, or 30.0%. However, as a percentage of net sales, gross profit decreased to 56.7% in 1996 from 58.1% in 1995. This decline in gross profit as a percentage of net sales is primarily attributable to certain inefficiencies throughout the year related to the integration of the new merchandising information system. In addition, the Company experienced lower than expected retail gross profit margins in the fourth quarter of 1996 due to product mix and out-of-stock issues in December related to better than expected sell-throughs in October and November.

    SELLING, MARKETING AND DISTRIBUTION EXPENSES. Selling, marketing and distribution expenses increased to $32.3 million in 1996 from $24.8 million in 1995, an increase of $7.5 million, or 30.2%. As a percentage of net sales, these expenses decreased to 47.0% in 1996 from 48.1% in 1995. This decrease in operating expenses as a percentage of net sales was primarily attributable to the Company's decision to streamline its catalog operations. This decrease was offset in part by higher occupancy costs and payroll costs as a percentage of net sales related primarily to the timing of new store openings.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $3.9 million in 1996 from $3.2 million in 1995, an increase of $0.8 million or 24.3%. As a percentage of net sales, these expenses decreased to 5.7% in 1996 from 6.1% in 1995, reflecting the leverage of spreading these expenses over a larger revenue base.

    INTEREST EXPENSE. Interest expense increased to $1.6 million in 1996 from $1.2 million in 1995, an increase of $0.4 million, as a result of a $6.1 million increase in the amount of subordinated notes outstanding during the year and increased borrowings under the Company's revolving credit facility.

    PROVISION FOR INCOME TAXES. The effective tax rate in 1996 was 40.7% as compared to 20.3% in 1995. The lower effective tax rate in 1995 was primarily attributable to the utilization of net operating loss carryforwards. As of December 31, 1995, the Company had fully utilized its net operating loss carryforwards.

YEARS ENDED DECEMBER 31, 1995 AND 1994

    NET SALES. Net sales increased to $51.5 million in 1995 from $28.4 million in 1994, an increase of $23.1 million, or 81.5%. Of the $23.1 million increase, $21.2 million was attributable to stores not yet qualifying as comparable stores, $1.4 million was attributable to the 9.0% comparable store sales increase for the period, and $0.5 million was attributable to increases in non-retail sales. The increase in comparable store sales in 1995 was based on strong sales in a few high-volume stores within a relatively small comparable store base.

    GROSS PROFIT. Gross profit increased to $30.0 million in 1995 from $15.5 million in 1994, an increase of $14.4 million, or 92.8%. As a percentage of net sales, gross profit increased to 58.1% in 1995 from 54.7% in 1994. Factors contributing to the higher gross profit as a percentage of net sales include the continued shift of the Company's business away from wholesale to higher margin retail and catalog sales.

    SELLING, MARKETING AND DISTRIBUTION EXPENSES. Selling, marketing and distribution expenses increased to $24.8 million in 1995 from $13.0 million in 1994, an increase of $11.8 million, or 91.0%. As a percentage of net sales, these expenses increased to 48.1% in 1995 from 45.7% in 1994. These expenses increased primarily because of a reduction in the level of wholesale operations, which have lower selling, marketing and distribution expenses than the Company's other operations. In addition, catalog expenses increased as a percentage of net sales to 9.5% in 1995 from 7.6% in 1994 due to higher paper and postage costs.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $3.2 million in 1995 from $1.7 million in 1994, an increase of $1.4 million or 81.4%. As a percentage of net sales, these expenses remained constant at 6.1% in both periods.

    INTEREST EXPENSE. Interest expense increased to $1.2 million in 1995 from $0.4 million in 1994, an increase of $0.8 million, as a result of a $4.8 million increase in the amount of subordinated notes outstanding during the year and increased borrowings under the Company's revolving credit facility.

    PROVISION FOR INCOME TAXES. The effective tax rate was 20.3% in 1995 as compared to 4.6% in 1994. The tax rate for both periods was lower than the statutory rate due primarily to the utilization of net operating loss carryforwards.

SEASONALITY AND QUARTERLY RESULTS

    The Company believes its seasonality is somewhat different than many apparel retailers since a significant number of the Company's stores are located in tourist areas and outdoor malls that have different visitation patterns than urban and suburban retail centers. The third and fourth quarters (consisting of the summer vacation, back-to-school and Christmas seasons) have historically accounted for the largest percentage of the Company's annual net sales and profits. In 1996, excluding sales generated by stores not open for all of 1996, substantially all the Company's operating income and approximately 28% and 33% of the Company's net sales were generated during the third and fourth quarters, respectively. In addition, the Company has historically incurred operating losses in its first quarter and anticipates that it will continue to do so during the first quarter of each year for the foreseeable future.

    The Company's quarterly results of operations may also fluctuate as a result of a variety of factors, including the timing of store openings, the amount of revenue contributed by new stores, changes in comparable store sales, changes in the mix of products sold, customer acceptance of new products, the timing and level of markdowns, competitive factors and general economic conditions.

    The following table sets forth certain data for each of the Company's last six fiscal quarters. The quarterly data set forth below were derived from unaudited consolidated financial statements of the Company, which in the opinion of management of the Company contain all adjustments (consisting only of normal adjustments) necessary for a fair presentation of such data.

                                                                   1996                                   1997
                                            --------------------------------------------------  ------------------------
                                               FIRST       SECOND        THIRD       FOURTH        FIRST       SECOND
                                              QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER
                                            -----------  -----------  -----------  -----------  -----------  -----------
                                                        (in thousands, except per share and operating data)
STATEMENT OF OPERATIONS DATA:
Net sales.................................   $   9,131    $  15,220    $  19,652    $  24,680    $  12,265    $  18,878
Gross profit..............................       4,812        8,922       11,311       13,918        6,670       11,265
Selling, marketing and distribution
  expenses................................       6,091        7,594        8,631        9,993        8,454        9,310
General and administrative expenses.......         979          997          976          985        1,035        1,076
Total operating expenses..................       7,070        8,591        9,607       10,978        9,489       10,386
Income (loss) from operations.............      (2,258)         331        1,704        2,940       (2,819)         879
Net income (loss).........................      (1,522)         (18)         755        1,420       (2,031)         228
Net income (loss) per common share........   $   (0.15)   $   (0.00)   $    0.07    $    0.14    $   (0.19)   $    0.02
Weighted average common and common
  equivalent shares outstanding...........       9,971       10,123       10,252       10,491       10,491       10,491

AS A PERCENTAGE OF NET SALES:
Gross profit..............................        52.7%        58.6%        57.6%        56.4%        54.4%        59.7%
Selling, marketing and distribution
  expenses................................        66.7         49.9         43.9         40.5         68.9         49.3
General and administrative expenses.......        10.7          6.6          5.0          4.0          8.4          5.7
Total operating expenses..................        77.4         56.4         48.9         44.5         77.4         55.0
Income (loss) from operations.............       (24.7)         2.2          8.7         11.9        (23.0)         4.7
Net income (loss).........................       (16.7)        (0.1)         3.8          5.8        (16.6)         1.2

OPERATING DATA:
Comparable store sales increase
  (decrease)..............................        (6.2)%       (3.8)%       (2.8)%       16.1%        16.4%         5.5%
Stores open at end of period..............          95          105          113          121          121          132

LIQUIDITY AND CAPITAL RESOURCES

    During the last three years and the first six months of 1997, the Company's primary uses of cash have been to finance store openings and purchase merchandise inventories. The Company has satisfied its cash requirements principally from the sale of debt and equity securities and a revolving line of credit with its bank.

    Cash used in operating activities was $2.2 million and $1.8 million in 1995 and 1996, respectively, and $6.8 and $3.4 million for the first six months of 1996 and 1997, respectively. Working capital was $10.7 million at June 30, 1997 compared to $8.6 million at June 30, 1996, an increase of $2.1 million. Inventories at June 30, 1997 were $18.8 million compared to $17.1 million at June 30, 1996, an increase of $1.6 million. The Company's average inventories vary throughout the year and increase in advance of its peak selling periods during the summer, back-to-school and Christmas seasons. The Company maintains substantially all of its inventories in finished goods rather than fabrics or work-in-process. In addition, the Company believes that it has generally negotiated favorable terms with its overseas vendors, who in many instances allow the Company to pay for goods when received rather than post letters of credit in advance.

    Cash used in investment activities in 1995 and 1996 was $2.4 million and $3.5 million, respectively, and for the six months ended June 30, 1996 and 1997 was $1.2 and $2.2 million, respectively. Cash flows used in investing activities relate primarily to new store openings, and in 1995 and 1996, also the acquisition and implementation of a new computer system.

    Cash provided by financing activities in 1995 and 1996 was $4.5 million and $5.2 million, respectively, and $7.3 million and $6.6 million for the first six months of 1996 and 1997, respectively. In April 1995, the Company received net proceeds of $5.0 million from the sale of 10% subordinated notes and Common Stock. In February 1996, the Company received net proceeds of $2.5 million from the sale of 10% subordinated notes and Common Stock. In November 1996, the Company received net proceeds of $4.2 million from the sale of 10% subordinated notes and warrants to purchase Common Stock. In addition, from time to time, the Company's majority stockholder and Chairman advanced the Company funds in exchange for subordinated notes, of which approximately $6.4 million in principal amount was outstanding at June 30, 1997, all of which will be repaid with the proceeds of this offering.

    The Company has a revolving credit facility with a bank that expires in May 1998. The revolving credit facility provides for a $10.5 million revolving line of credit that can be used for cash advances and letters of credit. Interest on advances under the revolving credit facility is payable monthly at the bank's prime rate (8.5% at June 30, 1997). As of June 30, 1997, the Company had $6.9 million in advances and $1.5 million of letters of credit outstanding. This facility is collateralized by substantially all the assets of the Company and subjects it to various restrictive covenants, including maintenance of minimum working capital and tangible net worth level, limitations on indebtedness and a prohibition on the payment of dividends. Amounts outstanding under this credit facility will be repaid with the proceeds of this offering.

    The Company plans to open approximately 30 net new stores in 1997, 13 of which were open as of July 31, 1997, and at least 30 stores in 1998. The Company's average cost to open a store in 1996, including leasehold improvements and furniture and fixtures, was approximately $50,000 (net of tenant improvement allowances). The average per store initial inventory (partially financed by trade payables) for the new 1996 stores was approximately $78,000 and pre-opening expenses averaged approximately $13,000 per store. The average total cost to build new stores will vary in the future, depending on various factors, including local construction expenses, changes in store format and design and tenant improvement allowances. In addition to new store openings, the Company had retrofitted 32 stores through July 31, 1997 at an average cost of $11,000. The Company plans to retrofit approximately 20 stores in the second half of 1997. Capital expenditures in 1997 are estimated to be approximately $5.0 million for 1997, of which approximately $2.6 million had been expended as of July 31, 1997, and approximately $5.0 million in 1998.

    The Company believes that cash provided by operations together with funds available under its revolving credit facility and the net proceeds from this offering will be sufficient to fund its operations and planned expansion at least through the end of 1998. The Company may be required to seek additional sources of funds for accelerated growth after that point, and there can be no assurance that such funds will be available on satisfactory terms. Failure to obtain such financing could delay or prevent the Company's planned growth, which could adversely affect the Company's business, financial condition and results of operations.

INFLATION

    The Company does not believe that inflation has had a material effect on operations in the past year. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

                                    BUSINESS
                                                     [LOGO]

    The following discussion contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of
Section 27A of the Securities Act, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements in this document are based upon information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. Notwithstanding the Company's dramatic growth in sales and profitability during recent periods, the Company faces significant risks and, as a result, there can be no assurance that the Company's historical growth will be indicative of future performance.

GENERAL

    Big Dogs develops, markets and retails a branded, lifestyle collection of unique, high-quality, popular-priced consumer products, including activewear, casual sportswear, accessories and gifts. BIG DOGS-Registered Trademark- is an All-American, family-oriented brand that the Company believes has established a unique niche in its dedication to providing quality, value and fun. Big Dogs products were first sold in 1983, and operations remained limited through 1992 when the current controlling stockholders acquired the BIG DOGS-Registered Trademark- brand and related assets. Following the acquisition, Big Dogs initiated a strategy of leveraging the brand through dramatic expansion of its product line and rapid growth in its retail stores. The Company's net sales have grown from $11.4 million in 1993 (the Company's first full year of operation) to $68.7 million in 1996, a compound annual growth rate of 82%. The number of the Company's stores has grown from 5 in 1993 to 134 as of July 31, 1997, and over the last three years, the Company recruited a team of key executives and invested in management information systems and other infrastructure improvements that the Company believes have been critical in achieving this growth and positioning it to manage its anticipated future growth. The Company attained this dramatic growth in a highly competitive retail environment and, despite its substantial infrastructure investments for growth, the Company has achieved increases in operating income in each full year of operation.

    The Company's collection is centered around its signature BIG DOGS-Registered Trademark- name, logo and "Big Dog" characters and is designed to appeal to a broad range of customers when they are in the "Big Dog state of mind." The BIG DOGS-Registered Trademark- brand conveys a sense of fun, humor and a "Big Dog attitude," whereby each customer can feel that he or she is a "Big Dog." The Big Dog attitude and sense of fun are brought to life through the Company's graphic capabilities that portray the Big Dog characters in a number of engaging, positive and inspiring situations and activities. The Big Dog attitude is further defined by a number of slogans such as "If You Can't Run with the Big Dogs Stay on the Porch"-Registered Trademark-, "Unless You're the Lead Dog, the Scenery Never Changes," and "Lead, Follow or Get Out of the Way." These graphics and slogans combine a bold, spirited attitude with wry, lighthearted humor. The appeal of the brand is further strengthened through a customer's personal identification with particular sports and other activities depicted in these graphics. In addition to its focus on fun, Big Dogs develops customer loyalty and enhances its brand image by providing a consistently high level of quality at moderate price points. Big Dogs accomplishes this primarily through (i) selling its own brand directly to the consumer, (ii) low-cost product development, and (iii) sourcing high-volume/low-cost basic apparel with limited fashion risk.

    The BIG DOGS-Registered Trademark- brand is designed to appeal to men, women and children of all ages, particularly baby boomers and their kids, when they are engaged in leisure or recreational activities. Furthermore, the Company believes that the millions of dog and other pet owners in the United States, as well as children, have a strong natural affinity toward the dog-related images and themes in Big Dogs graphics. In addition, the Company believes that the positive image the brand brings to being a "Big Dog" has a special appeal to large-size customers. The Company's apparel products, which include a wide variety of basic apparel and related products, are developed with an emphasis on being functional rather than fashion-forward or trendy. These apparel products include graphic T-shirts, shorts, knit and woven shirts, fleece items, loungewear and boxer shorts. In addition to its BIG DOGS-Registered Trademark-line of activewear and casual sportswear for men and women, the

Company has successfully introduced and expanded its LITTLE BIG DOGS-TM- line of infants' and children's apparel and its BIG BIG DOGS-TM- line of Big and Tall apparel. The Company has also successfully expanded its non-apparel products, including plush animals, stationery and pet products, which feature Big Dog graphics and are developed to complement its apparel.

    The Company reinforces its brand image by distributing BIG
DOGS-Registered Trademark- products primarily through its own retail stores. This distribution strategy enables the Company to present a complete selection of its merchandise in a creative and fun environment. In addition, this strategy enables it to more effectively reach its targeted customers by locating stores in tourist-oriented and other casual environments where it believes consumers are more likely to be in the "Big Dog state of mind." The Company operates its retail stores in both outlet and full-price formats, depending on the location. Big Dogs' traditional emphasis has been on outlet malls because those malls are often located in tourist areas and therefore attract significant numbers of Big Dogs' targeted customers. More recently, the Company has increased its focus on opening full-price, stand-alone stores in locations frequented by tourist and leisure shoppers. The Company plans to open 30 net new stores during 1997, 13 of which were open as of July 31, 1997, and at least 30 stores in 1998. In addition to its retail stores, Big Dogs markets its products through other channels, including its catalog and better wholesale accounts.

INDUSTRY OVERVIEW

    APPAREL. The BIG DOGS-Registered Trademark- brand is designed to appeal to men, women and children of all ages, particularly baby boomers and their kids, when they are engaged in leisure or recreational activities. According to the United States Department of Commerce, Bureau of the Census, in 1996 there were approximately 86 million men and women ages 30 to 50, and 39 million children ages 0 to 9 in the United States, together representing nearly half of the total 266 million U.S. population. The Company believes that, particularly within this baby boomer market, there is an increased demand for family-oriented products, services and activities as families seek to spend time together, including taking vacations together and shopping together for entertainment. The Company also believes there has been a trend toward greater "casualization" in dress and in lifestyles generally that has led to an increased demand for more casual apparel.

    A majority of the Company's products is comprised of apparel in the adult, children and Big and Tall categories. According to the NPD Group, a national statistical research agency, $161 billion was spent on apparel at retail in 1996, of which women's apparel comprised approximately $85 billion, men's approximately $49 billion, boys' approximately $12 billion, girls' approximately $9 billion, and infants' and toddlers' approximately $6 billion. Furthermore, the Company believes the demand for large-size apparel will continue to increase as the population, particularly baby boomers, continues to age and increase in weight. The Company believes that as a result of having developed a large and loyal customer base and its recent investments in infrastructure, it is well-positioned to take advantage of market and distribution opportunities.

    OUTLET MALLS. Increases in sales per square foot of apparel at outlet malls have recently outpaced sales per square foot at traditional malls. Although the growth in sales per square foot for the full year in 1996 was higher in traditional malls than in outlet malls, beginning in the fourth quarter of 1996, apparel sales per square foot in outlet malls increased 4.8% over the same period in the prior year as compared to 2.2% in traditional malls. This trend continued in the first quarter of 1997, with apparel sales per square foot in outlet malls increasing 9.7%, compared to 1.1% in traditional malls. The Company believes that this increase in sales per square foot in outlet malls is due in part to the increased presence of upscale brands in outlet malls, the continued consumer trend toward value shopping and increased development of large, upscale outlet malls which have become "destination" shopping locations. In addition, the Company believes that outlet mall customers have a greater representation of the Company's target customers, particularly baby boomers and tourist and leisure-oriented customers, than traditional malls. Due to these purchasing trends and customer demographics at outlet malls, outlet malls are an important part of the Company's location strategy, as are other locations attracting similar customer traffic.

    NON-APPAREL. In addition to apparel, the Company offers an assortment of toys, pet products, stationery and other paper goods, gift items and other products all bearing Big Dog graphics. The Company believes that the markets in these product categories are very substantial and present significant opportunities for growth.

BUSINESS STRATEGY

[LOGO]

    Big Dogs' mission is to build a brand that is recognized throughout the world for providing high quality, good value and fun and functional products. To achieve this goal, the Company has adopted the following operating and growth strategies:

    OPERATING STRATEGIES

    PROMOTE THE BIG DOG SPIRIT OF FUN. A key and unique element in the Company's brand image is its focus on fun. This spirit of fun revolves around the Company's Big Dog character that has broad appeal to men, women and children of all ages. The Company fosters this spirit by creating positive, humorous, topical and inspiring graphics and slogans which it applies to its merchandise. More than just a logo, the Big Dog represents the leader, athlete, child, comedian, musician, boss, traveler, parent and dog lover in everyone. Big Dog products are fun, not only because of their graphics and slogans, but also because they are designed for recreational, sports and leisure activities and make ideal gifts. Big Dogs' focus on fun is further enhanced by the lively, enjoyable atmosphere in its retail stores and is also reflected in its catalog and marketing promotions and activities.

    DELIVER HIGH QUALITY AT A GOOD VALUE. Big Dogs' products are constructed using high-quality fabrics and other materials. Many of its products feature unique graphics characterized by advanced print techniques, as well as unique appliques and embroideries on many of its apparel products. The Company believes that this combination of quality fabrics and graphics in its apparel products provides the customer with a product that has an exceptional look and feel. Big Dogs is able to deliver this level of quality at reasonable prices primarily as a result of its (i) selling its own brand direct to the consumer, (ii) low-cost product development, (iii) sourcing of basic apparel, and (iv) low marketing costs. The Company believes that delivering quality and value is instrumental in generating customer appeal and brand loyalty for its products, particularly those that do not prominently feature Big Dog graphics.

    ENHANCE FUNCTIONAL PRODUCTS WITH GRAPHICS. Big Dog develops functional rather than fashion-forward products. The Company believes it has a special competency in creating distinctive, popular graphics which it uses to differentiate its products from those of its competitors. Big Dogs has developed a broad assortment of classic, functional clothing ("basics") in traditional, less fashion-forward colors. The Company's focus on basics and its ability to leverage its graphics across multiple product categories has allowed the Company to eliminate the need for a traditional buyer or design staff, and thereby lower its product development costs compared to most fashion apparel companies. Furthermore, since its graphics are added in the last stage of production, the Company is able to be more responsive to customer preferences while also lowering its inventory risk.

    TARGET A BROAD, DIVERSE CUSTOMER BASE. Big Dogs believes it has established an All-American, family-oriented brand featuring products, graphic themes, slogans and promotions that appeal to a broad range of consumers. Although its marketing focus is on baby boomers and their kids, Big Dogs' customers include men, women and children of all ages, and span a wide range of geographic areas and income levels. Furthermore, the Company believes that the millions of dog and other pet owners in the United States, as well as children, have a strong natural affinity for the dog-related images and themes in Big Dogs graphics. In addition, the Company believes that the positive image the brand brings to being a "Big Dog" has a special appeal to large-size customers.

    MAINTAIN CONTROLLED DISTRIBUTION. Big Dogs' sells its products primarily through its own stores and, to a lesser extent, through its catalog. By selling direct to its customers, Big Dogs is able to present its complete line of merchandise in a creative and fun environment. This also allows it to target its customers more precisely by locating its stores in tourist-oriented and other high-traffic areas, where the Company believes consumers are more likely to be in the "Big Dog state of mind." Selling direct to the consumer also allows the Company (i) to enhance its margins while still providing customer value, (ii) to be more responsive to customer feedback, especially with regard to new product development, (iii) to reduce its need to build brand awareness through large-scale media advertising, and (iv) to collect customer names for its catalog through in-store sign-ups.

    CREATE AN ENTERTAINING SHOPPING EXPERIENCE. Big Dogs seeks to create a distinctive and fun shopping environment in its stores through an innovative display of its graphic art and humor, including in-store "T-shirt walls" and other displays that are designed to immediately put the customer in the "Big Dog state of mind." By showcasing the Company's complete product line, Big Dogs stores offer something for everyone in the family. Effective cross-merchandising in the stores is designed to add excitement and prompt add-on purchases. The Company believes the customer's shopping experience is further enhanced by the Company's knowledgeable and enthusiastic sales staff.

    EMPHASIZE GRASSROOTS MARKETING. The Company believes its most effective marketing is its products themselves and their presentation in the Company's retail stores and catalog. As a result, the Company has spent relatively little on advertising. Also important to Big Dogs' marketing strategy is its targeted "grassroots" marketing activities. These activities include local and charity sponsorships (such as high school sports teams), community-oriented promotional events (such as the Company's annual dog parade in Santa Barbara), and corporate cross-promotions with leading consumer product companies (such as Nabisco and IAMS).

            [LOGO]

 [LOGO]
    GROWTH STRATEGIES

    The Company seeks to expand its business in a controlled manner that enhances the BIG DOGS-Registered Trademark- brand. The Company believes much of the corporate infrastructure required to absorb and manage its anticipated growth over the next few years is in place, including (i) recent additions of key executives with substantial industry experience to enhance the depth and breadth of its management team, and (ii) the implementation of an advanced management information system. In addition, the Company believes that it has established relationships with product vendors capable of meeting its anticipated growth requirements for the foreseeable future. Big Dogs' primary growth strategies are:

    CONTINUE STORE EXPANSION. Big Dogs' primary growth strategy is the continued expansion of its retail stores. The Company plans to open 30 net new stores during 1997, 13 of which were open as of July 31, 1997, and at least 30 stores in 1998. The Company opens stores in locations and venues that management believes best target its customers and can be obtained on terms that meet its unit profitability requirements. Depending on the location, the Company will open new stores in either an outlet or full-price format. Although Big Dogs' traditional emphasis has been on outlet malls, the Company has more recently increased its focus on opening full-price, stand-alone stores in tourist and leisure locations. Accordingly, the Company anticipates that the stores it opens in the near future will be located in a variety of venues, including outlet malls, stand-alone stores in tourist areas, tourist-oriented malls and, to a lesser extent, regional malls and metropolitan locations.

    INCREASE SALES IN EXISTING STORES. The Company expects to increase sales in its existing stores through, among other things, (i) continued new product development across all categories; (ii) further penetration of existing products, themes and categories, particularly in its recently introduced children's, Big and Tall and non-apparel categories; (iii) fuller utilization of merchandising information systems to capitalize on regional and seasonal trends and build sales by category; (iv) the impact of recent additions to the Company's merchandising and store operations staff, as well as higher productivity associated with the maturation of its existing merchandising, product development and store management teams; and (v) the current retrofitting program for existing stores, which includes the introduction of more flexible and higher capacity wall and floor fixtures that better display product and improve in-stock positions on the selling floor. The Company plans to retrofit approximately 52 stores during 1997, 32 of which were completed as of July 31, 1997, and over 40 stores in 1998.

    EXPAND NON-RETAIL CHANNELS OF DISTRIBUTION. Big Dogs continues to focus on the expansion of its catalog and traditional wholesale channels, as well as other existing and potential channels of distribution, including corporate sales, premium programs, internet sales and strategic relationships with non-apparel wholesale accounts. Although after streamlining its catalog and wholesale operations in late 1996 the revenues of those operations declined in the first half of 1997, the Company believes that these and other channels of distribution present significant opportunities for profitable expansion.

    PURSUE INTERNATIONAL OPPORTUNITIES. Big Dogs products are not currently sold outside the United States, with the exception of one store in England and incidental other sales. The Company plans to expand the worldwide sale of its products through a variety of means, which may vary by country, and may include retail stores, exporting to resellers, licensing and catalog sales. The Company believes that there is a significant potential international market for Big Dog products due to their unique brand image, strong American association and tourist orientation.

    EXPLORE SELECTIVE BRAND LEVERAGING. Big Dogs intends to carefully evaluate and pursue opportunities to leverage the power of the BIG
DOGS-Registered Trademark- brand through various activities that are consistent with its brand image, which may include selective product licensing, co-branding and entertainment and media activities.

MERCHANDISING

[LOGO]

    Big Dogs' product line features a branded, lifestyle collection of unique, high-quality, popular-priced consumer products, including activewear, casual sportswear, accessories and gifts. Big Dogs' apparel lines include full collections of classic unisex casual sportswear and activewear for adults, as well as recently introduced collections for infants and children and the Big and Tall market. Big Dogs has also in recent years further expanded its product lines to include not only a wide variety of apparel accessories, but also a collection of gift and consumer products. The Company continuously explores opportunities to further leverage its brand and graphics into new product lines.

    The Company's apparel products are manufactured from premium cotton, or, in some instances, cotton/ synthetic blends. Big Dogs' apparel is characterized by quality fabrics, construction and embellishments, and is distinguished from other apparel lines by the BIG DOGS-Registered Trademark- name, dog logo, graphics and slogans. In addition to its distinctive graphics, the Company believes it has achieved recognition for the quality and performance of its products. For example, the Company's solid nylon volley shorts and madras plaid shorts were selected by the Atlanta Committee for the Olympic Games to be officially licensed shorts for the 1996 Atlanta Olympics.

    Prices for most of the Company's products range from $1 to $100, with the large majority of products selling for between $5 and $30. The following table sets forth the approximate contribution that each of the Company's product categories made to total net sales in the Company's retail stores for the year ended December 31, 1996:

                                                                 % OF TOTAL RETAIL
                                                                       STORE
                                                                     NET SALES
                                                               ---------------------
Adult Apparel and Accessories................................             66.4%
Infants' and Children's Apparel and Accessories..............             16.4
Big and Tall Apparel.........................................              8.8
Adult and Children's Non-Apparel Products (1)................              8.4
                                                                        ------
    Total....................................................            100.0%
                                                                        ------
                                                                        ------

-------

(1) Approximately one-half of non-apparel product sales are of products that are primarily child-related, such as toys.

    ADULT APPAREL AND ACCESSORIES. Big Dogs has a complete line of adult unisex activewear and casual sportswear. The Company offers screen-printed and embroidered T-shirts and sweatshirts, in a variety of styles and colors, that generally prominently display the Big Dogs graphics and slogans. In addition, the Company offers shorts, knit and woven casual and sport shirts, fleece tops and bottoms, loungewear, boxer shorts, swimwear and sleepwear, all of which feature print designs or simply the BIG DOGS-Registered Trademark- name and/or dog logo. The Company's adult apparel line primarily focuses on basic items that recur with relatively minor variation from season-to-season and year-to-year. Although the Company introduces new apparel and other products throughout the year, certain classic, popular items and graphics have been in the Big Dogs line with very little change for over ten years.

    Big Dogs leverages its trademarks, characters and more popular graphics by carefully translating them to a wide variety of apparel accessories, including caps, ties, socks, sunglasses, belts, bags, watches and wallets. These products are developed and introduced based on their consistency with Big Dog's brand image and whether they complement the Company's other products. The Company's introduction of accessories not only provides an opportunity to create add-on purchases, but also minimizes product development costs and inventory risk by utilizing graphics and slogans that have first proven popular on the Company's graphic T-shirts. See "--Managing the Creative Process."
                                             [LOGO]

    INFANTS' AND CHILDREN'S APPAREL AND ACCESSORIES.          Based on the
natural appeal of dog themes to children and the sell-throughs of certain test items, in the fall of 1995 the Company successfully introduced a line of infants' and children's apparel and accessories under its LITTLE BIG DOGS-Registered Trademark- brand. In 1996, sales of the Company's LITTLE BIG DOGS-Registered Trademark- line grew to approximately 16.4% of its total retail store net sales and the Company believes that the children's market presents a significant opportunity. In addition to the appeal of dogs to children, the Company believes that the black and white image of its dog character makes it easily recognizable and appealing to very young children. Moreover, the Company believes the recurring need to purchase new clothes for children increases the potential for growth in this category. The Company believes these factors provide an opportunity to increase comparable store sales.

    The LITTLE BIG DOGS-Registered Trademark- line includes infants, toddlers, kids and youth sizes. Products in this line include graphic T-shirts, shirts, fleece items, infant and toddler one-pieces, boxer shorts, dresses and shorts, virtually all of which feature distinctive graphics. The graphics and fabrics of this line are designed to mirror many of the more popular graphics and fabrics in the BIG DOGS adult line in order to encourage family purchases and leverage overall product development costs. The Company sells its LITTLE BIG DOGS-Registered Trademark- line primarily through its retail stores and catalog, and wholesales it to certain specialty and better department stores, such as Nordstrom. The Company believes there is a void in the wholesale market for moderately priced, branded children's apparel, and therefore is exploring the expansion of the wholesale distribution of this line on a limited basis. Based on the initial success of LITTLE BIG DOGS-Registered Trademark- apparel, and to enable customers to assemble complete outfits for their children, the Company has recently expanded its children's category to include accessories such as caps, socks and sunglasses. In addition, the Company has expanded its assortment of non-apparel items for children such as plush dogs, stickers, sportballs and other toys (see "Adult and Children's Non-Apparel Products" below). The Company believes that customers' ability to assemble complete outfits and the relatively low price of the children's items provide the Company with an opportunity to increase add-on sales.

    BIG AND TALL APPAREL.  The Company believes that the BIG
DOGS-Registered Trademark- image and the positive emphasis the brand gives to being a "Big Dog" has a unique appeal to consumers who wear large sizes. In the spring of 1996, the Company significantly expanded its BIG BIG
DOGS-Registered Trademark- category targeting Big and Tall customers. In 1996, sales of the Company's BIG BIG DOGS-Registered Trademark- line grew to approximately 8.8% of its total retail store net sales and the Company believes that the Big and Tall market presents a significant opportunity for expansion. The Company believes that this market is generally underserved and presents an opportunity to develop strong customer loyalty due to the relatively limited availability of large-size casual sportswear. The Company believes these factors provide an opportunity to increase comparable store sales.

    The Company's BIG BIG DOGS-TM- category offers a line of unisex activewear and casual sportswear. As with the regular adult sizes, this category features screen-printed and embroidered T-shirts and sweatshirts, in a variety of styles and colors, that generally prominently display the Big Dogs graphic themes and slogans. In addition, the Company offers shorts, knit and woven casual and sports shirts, fleece tops and bottoms, loungewear, boxer shorts, swimwear and sleepwear, which may feature print designs or simply the BIG DOGS-Registered Trademark-name and/or dog logo. Products in this line are offered from size 1X to 5X and MT to XLT. The Company sells its BIG BIG DOGS-TM- line primarily through its retail stores, catalog and also through selected wholesale accounts, such as Casual Male.

    ADULT'S AND CHILDREN'S NON-APPAREL PRODUCTS. Big Dogs further leverages its trademarks, characters and more popular graphics by applying them to a wide variety of adult's and children's non-apparel items, including pet products, plush animals and other toys, sporting goods, stationery, calendars, mousepads and screen savers. As with apparel accessories, new non-apparel products are developed and introduced based on whether they are consistent with Big Dogs' brand image and complement the Company's other products. As with apparel accessories, the graphics applied to these products have first proven popular on the Company's T-shirts, resulting in lower product development costs and inventory risk. In general, non-apparel items have higher gross margins than many of the Company's other products. The Company believes that the relatively low price of non-apparel items and their particular appeal to children provide the opportunity to increase comparable store sales through add-on purchases.

MARKETING

    The Company strives to maintain a consistent brand image through the coordination of its merchandising, marketing and sales efforts. The goal of the Company's marketing efforts is to present a distinctive image of quality, value and fun that consumers will associate with the Company's products and thereby enhance the BIG DOGS-Registered Trademark- brand image. The BIG DOGS brand image has been developed with relatively little advertising, as the Company believes its most effective marketing is its products themselves and their presentation in the Company's retail stores and catalog. The Company's catalog serves not only as a means of product distribution, but also as the key marketing piece for the Company's retail stores.

    Also important to the Company's marketing strategy is its targeted "grassroots" marketing activities. These activities include local and charity sponsorships (such as high school sports teams), community-oriented promotional events (such as the Company's annual dog parade in Santa Barbara), and corporate cross-promotions with leading consumer product companies (such as Nabisco and IAMS). The Company trains and incentivizes its store managers to actively involve their stores in local, grassroots activities. In addition, the Company utilizes billboard advertising designed to direct customers to local Big Dogs retail stores.

MANAGING THE CREATIVE PROCESS

    The Company's product development begins with the creation of distinctive, often topical, graphics and slogans that embody the Big Dogs image of a fun and active lifestyle. Ideas are generated and developed by the Company's Graphics Committee that includes the Company's President and the heads of the art, merchandising and marketing departments. In creating new graphic themes and ideas, this Committee closely monitors current consumer interests in various activities such as recreational and spectator sports, hit movies and other hobbies and leisure pursuits. Big Dogs also closely monitors sales of the Company's existing graphics and slogans to identify trends and generate new ideas. Once a concept is conceived, the Company's ten-person art department develops a preliminary graphic, which is then further reviewed and refined.

    Approved designs are initially applied to screen-printed T-shirts. Due to the ready availability of blank T-shirts, the Company is able to quickly and inexpensively respond to customer preferences and the current popularity of particular sports, movies and other events, in some instances getting product into its stores in as little as two weeks. In addition, since the graphics are applied to T-shirts in the last stage of production, the Company is able to test the popularity of new graphics before making large inventory commitments. Big Dogs' merchandising staff closely monitors the sales of new T-shirt graphics and evaluates the opportunity to rapidly expand their production and also profitably leverage them onto other products. Big Dogs believes that this product development strategy enables it to create distinctive products while limiting its inventory risk. The Company's focus on basics and its ability to leverage its graphics across multiple product categories has allowed the Company to eliminate the need for a traditional buyer or design staff and thereby lower its product development costs compared to most fashion apparel companies. In addition to its graphics-oriented clothing and other products, the Company also develops apparel products that simply feature the BIG DOGS name and logo, particularly where the Company has developed strong brand identity for quality and value and fun and functional products, such as for its Classic Shorts-TM-. The Company's merchandising staff identifies popular, established apparel and other products that it believes will make effective "Big Dog" products.

RETAIL STORES

    Big Dogs seeks to create a distinctive and fun shopping environment in its stores through the innovative display of its graphic art and humor, including in-store "T-shirt walls" and other displays designed to immediately put the customer in the "Big Dog state of mind." In addition, the Company's cross-merchandising and colorful signage are designed to add excitement in the stores and prompt add-on purchases. While maintaining a consistent Big Dog "look" throughout the chain, many stores incorporate graphics and props which are consistent with the store's local environment (for example, a car racing theme in Indianapolis and an Old Spanish Days theme in Santa Barbara). By showcasing the Company's complete product line and broad assortment, Big Dogs stores offer something for everyone in the family and are particularly appealing to the dedicated Big Dogs customer.

    In 1996, the Company's retail stores contributed approximately 88% of total net sales. As of July 31, 1997, the Company operated 133 stores in 39 states and one store in England. Big Dogs stores are typically located in tourist and recreation-oriented shopping locations and other casual environments where the Company believes consumers are more likely to be in the "Big Dog state of mind." In making site selections, the Company also considers a variety of other factors, including proximity to large population centers, area income, the prestige and potential customer-draw of the other tenants in the center or area, projected profitability, store location and visibility within the center, and the accessibility and visibility of the center from nearby thoroughfares.

    Following is a map of the Company's store locations as of July 31, 1997:

                                     [LOGO]

                                 [MAP]

    The Company operates its retail stores in both outlet and full-price formats, depending on the location. Big Dogs' traditional emphasis has been on outlet malls because those malls are often located in tourist areas and attract significant numbers of Big Dogs' targeted customers. More recently, the Company has increased its focus on opening full-price, stand-alone stores in tourist and leisure locations. As of July 31, 1997, 119 of the Company's stores were in outlet malls, with the balance in locations with large tourist traffic such as the Mall of America (Minnesota), South Hampton (New York), and Laguna Beach and Carmel (California).

    The Company's outlet mall stores average approximately 3,000 square feet. The Company's outlet stores offer a complete and current line of the Company's products priced approximately 25% less than the same items are sold for in the Company's catalog, the Company's full-price stores and by other retailers. In addition, the Company has tested a smaller format store which it intends to open in certain circumstances. This smaller format will carry substantially all of the Company's product categories, but will be more densely merchandised to accommodate the smaller square footage. The Company plans to open 30 net new stores during 1997, 13 of which were open as of July 31, 1997, and at least 30 stores in 1998. The Company's average cost to open a store in 1996, including leasehold improvements and furniture and fixtures, was approximately $50,000 (net of tenant improvement allowances). The average per store initial inventory (partially financed by trade payables) for the new 1996 stores was approximately $78,000 and pre-opening expenses averaged approximately $13,000 per store. The average total cost to build new stores will vary in the future, depending on various factors, including local construction costs, changes in store format and design and tenant improvement allowances. The Company anticipates that the stores it opens in the near future will be in a variety of venues, including outlet malls, stand-alone stores in tourist areas, tourist-oriented malls and, to a lesser extent, regional malls and metropolitan locations.

    Big Dogs store operations are managed by a Senior Vice President--Retail, three regional managers and 20 district and area managers. Each of the stores is managed and operated by a store manager, an assistant manager and full-time and part-time sales associates. The Company seeks to further enhance its customers' shopping experience by developing a knowledgeable and enthusiastic sales staff to distinguish Big Dogs from its competition. In this regard, the Company has implemented employee training and incentive programs and encourages its sales associates to be friendly and courteous and to guide customers to graphics and products that tie into their individual interests. The Company believes its commitment to customer service enhances its ability to generate repeat business and to attract new customers. The Company also believes that the fun nature of its products and the growth of the Company create employee enthusiasm and positive morale that in turn enhance customer service and contribute to the fun shopping experience.

NON-RETAIL DISTRIBUTION

    Non-retail channels of distribution, including catalog, wholesale and, to a lesser extent, corporate sales, premium programs, international and internet sales, contributed approximately 12% of the Company's total net sales in 1996. In the second half of 1996, the Company streamlined its catalog and wholesale operations to focus the scope of their operations and improve their profitability. Although in the first half of 1997 revenues for these operations have declined, management believes that these and other channels of distribution present significant opportunities for profitable expansion.

    CATALOG. Introduced in late 1992, the Company's catalog is a key marketing piece for its products and stores, and enables it to reach customers who are not located near a Big Dogs store. The Company's proprietary mailing list has been developed largely through sign-ups by customers in its retail stores rather than through active prospecting. Big Dogs' proprietary mailing list has over 600,000 active customer names. The Company's catalog sales in 1996 were approximately $4.2 million, or approximately 6% of total net sales, and it believes that significant opportunities exist to expand the sales and profitability of this business.

    WHOLESALE. Although the Company does not actively solicit wholesale accounts through a sales force, it does participate in trade shows and distributes its products to better department stores and specialty shops such as Nordstrom and Mercantile Stores. During 1996, the Company sold to over 600 wholesale accounts throughout the United States. In addition, the Company is exploring distribution through a range of non-traditional apparel retailers such as theme parks and pet product retailers. The Company's wholesale sales in 1996 were approximately $2.9 million, or approximately 4% of total net sales.

    INTERNATIONAL. Big Dogs products are not currently sold outside of the United States, with the exception of one store in England and incidental other sales. The Company plans to expand the sale of its products worldwide through efficient, profitable and brand-enhancing means, which may vary by country and may include retail stores, exporting to resellers, licensing and catalog sales. The Company believes that there is a significant potential international market for Big Dog products due to their unique brand image, strong American association and tourist orientation.

    OTHER BRAND LEVERAGING. Big Dogs intends to carefully evaluate and pursue opportunities to leverage the power of the BIG DOGS-Registered Trademark- brand through various activities that are consistent with the brand image, which may include selective product licensing, co-branding (such as a current co-branding program for ski jackets with Columbia Sportswear) and entertainment and media activities.

SOURCING

    DOMESTIC AND INTERNATIONAL SOURCING. The Company does not own or operate any manufacturing facilities and sources its products through third-party contractors with manufacturing facilities that are primarily overseas. The Company believes that outsourcing allows it to enhance production flexibility and capacity, while substantially reducing capital expenditures and avoiding the costs of managing a large production workforce. In addition, outsourcing allows the Company to leverage working capital, transfer risk and focus its energy and resources on merchandising, marketing and sales.

    Big Dogs' domestic sourcing is primarily limited to graphic T-shirts. Substantially all of its graphic T-shirts are purchased from a commonly controlled company, Fortune Fashions, based near Los Angeles, California. Fortune Fashions purchases blank T-shirts and other products and provides screen printing and embroidery services to the Company for these products. In 1996, the Company purchased over 80% of its graphic T-shirts and certain other products from Fortune Fashions, constituting 23% of the Company's total 1996 product purchases (in dollar volume of purchases). The Company believes that the services provided by Fortune Fashions are readily available elsewhere and that it could replace Fortune Fashions as a vendor without significant disruption to the Company's operations. See "Certain Relationships and Related Transactions."

    The majority of Big Dogs' other products are manufactured overseas. Big Dogs sources product from over 100 unaffiliated vendors, including over 35 foreign vendors in 18 countries. The Company believes that utilizing a diverse group of vendors reduces the Company's exposure to production risks and delays relating to any one vendor or country. In order to enhance its sourcing flexibility, the Company uses purchasing agents rather than operating its own foreign sourcing office. These agents assist the Company in selecting and overseeing third-party vendors, sourcing fabric and monitoring quotas and other trade regulations. The Company does not have supply contracts with any of its suppliers. Although the loss of major suppliers could have a significant effect on the Company's immediate operating results, the Company believes alternate sources of merchandise for most product categories are available at comparable prices and that it could replace these suppliers without any long-term adverse effect on the Company.

    The Company forecasts production requirements to secure necessary manufacturing capacity and quota. Since the Company's foreign manufacturers are located at greater geographic distances from the Company than its domestic manufacturers, the Company generally allows greater lead-times for foreign orders. However, due to the Company's focus on widely available basics rather than fashion items, the Company believes these lead times do not present significant risks.

    QUALITY CONTROL. The Company's quality control program is designed to ensure that all goods bearing BIG DOGS-Registered Trademark- trademarks meet the Company's standards. With respect to its products, the Company, through its employees and sourcing agents, develops and inspects prototypes of each product prior to manufacture. For apparel products, the Company, through its employees and sourcing agents, inspects the prototypes and fabrics prior to cutting by the contractors, establishes fittings based on the prototype and inspects samples. The Company or its sourcing agents inspect the final product prior to shipment to the Company's warehouse or at the warehouse prior to payment. During 1996, less than 1.5% of the Company's products were returned by its customers due to defects.

MANAGEMENT INFORMATION SYSTEMS

    The Company is committed to utilizing technology to enhance its competitive position. The Company has put in place computer hardware, systems applications and networks that are the same as those used by a number of large retailers. These systems support the sales and distribution of products to its stores and customers and improve the integration and efficiency of its domestic and foreign sourcing operations. Big Dogs' MIS system provides integration of store, merchandising, distribution and financial systems. These systems include stock keeping unit ("SKU") and classification inventory tracking, purchase order management, open-to-buy, merchandise distribution, automated ticket making, general ledger, sales audit, accounts payable, fixed asset management, payroll and integrated financials. These systems operate on an IBM AS 400 platform, and a Novell server network and utilize Island Pacific software. The Company's point-of-sale ("POS") system consists of registers providing price look-up, e-mail and credit card and check authorization. Through automated two-way communication with each store, sales information and e-mail are uploaded to the host system, and receiving, price changes and systems maintenance are down-loaded through the POS devices. Sales are updated daily in the merchandising report systems by polling sales from each store's POS terminals. The Company evaluates information obtained through daily polling, including a daily tracking of gross margin, to implement merchandising decisions regarding reorders, markdowns and allocation of merchandise. Wholesale and catalog operations are also supported by MIS applications from established vendors, designed specifically to meet the unique requirements of these segments of the business. These applications include customer service phone center, order processing and mailing list maintenance.

ALLOCATION AND DISTRIBUTION OF MERCHANDISE

    Allocation and distribution of the Company's inventory is performed centrally at the store, merchandise classification and SKU levels using integrated third-party software. Utilizing its MIS capabilities, the Company's planning and allocation group works closely with the merchandising and retail departments to monitor and respond to customer purchasing trends and meet the seasonal and locale-specific merchandising requirements of the Company's retail stores. The Company is currently implementing fuller utilization of its merchandising information systems to capitalize on regional and seasonal trends and on individual store characteristics.

    Big Dogs maintains two distribution facilities: a main facility of approximately 67,000 square feet located in Commerce, California and a mail order warehouse and fulfillment facility of approximately 21,000 square feet in Ventura, California. All merchandise is delivered by vendors to these facilities, where it is inspected, entered into the Company's allocation software system, picked and boxed for shipment to the stores or customers. The Company ships merchandise to its stores at least weekly, providing a steady flow of merchandise.

TRADEMARKS
              [LOGO]

    The Company utilizes a variety of trademarks which it owns, including the registered trademarks BIG DOGS-Registered Trademark-, BIG DOG SPORTSWEAR-Registered Trademark- and dog logo and the trademarks BIG DOG-TM-, LITTLE BIG DOGS-TM- and BIG BIG DOGS-TM-. The Company has 30 registered trademarks and 15 pending registration applications in a wide variety of product categories for these and other trademarks in the United States. In addition, the Company has 21 registered trademarks and 14 pending registration applications in 14 other countries. The Company regards its trademarks and other proprietary rights as valuable assets and believes that they have significant value in the marketing of its products. The Company vigorously protects its trademarks against infringement, including through the use of cease and desist letters, administrative proceedings and lawsuits.

COMPETITION

    Although the level and nature of competition differ among the Company's product categories, the Company competes primarily on the basis of its brand image, offering a unique combination of quality, value and fun, and on other factors including product assortment, price, store location and layout, and customer service. The markets for each of the Company's products are highly competitive. The Company believes that its long-term competitive position will depend upon its ability to anticipate and respond effectively to changing consumer demands and to offer customers a wide variety of high-quality, fun products at competitive prices. Although the Company believes it does not compete directly with any single company with respect to its entire range of merchandise, within each merchandise category, the Company competes with well-known apparel and specialty retail companies such as The GAP, Eddie Bauer, Warner Brothers Stores and The Disney Stores, as well as a large number of national and regional department stores, specialty retailers and apparel designers and manufacturers. In addition, in recent years, the amount of casual sportswear and activewear manufactured specifically for department stores and sold under their own labels has significantly increased. Many of Big Dogs' competitors are significantly larger and more diversified and have substantially greater financial, distribution, marketing and other resources and have achieved greater recognition for their brand names than the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in the future. Any failure to successfully compete could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

    At July 31, 1997, the Company had approximately 460 full-time and 530 part-time employees. The number of part-time employees fluctuates significantly based on seasonal needs. None of the Company's employees are covered by collective bargaining agreements and the Company considers its relations with its employees to be good.

PROPERTIES

    The Company's corporate headquarters are located in Santa Barbara, California in two leased buildings comprising approximately 23,000 square feet under leases that expire in December 1997 and July 1999, respectively. The Company has options to extend these leases for six years and five years, respectively. The Company's distribution facilities are located in Ventura and Commerce, California in two leased buildings comprising approximately 88,000 square feet under leases that expire in April 1999 and August 1998, respectively. The Company has options to extend these leases for five years and four years, respectively. The Company believes that its currently occupied space adequately meets it needs in the near term and it does not expect difficulties in obtaining additional space on reasonable terms as the need arises.

    The Company leases all of its store locations. Store leases are typically for a term of 5 years with a 5-year option and provide for base rent plus contingent rent based upon a percentage of sales in excess of agreed-upon sales levels.

LITIGATION

    The Company is not involved in any legal proceedings other than certain actions arising in the ordinary course of its business. While the outcome of such proceedings and threatened proceedings cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these matters individually or in the aggregate will not have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers, directors and certain other key employees of the Company are as follows:

NAME                                    AGE                                POSITION
----------------------------------      ---      ------------------------------------------------------------
Fred Kayne........................          59   Chairman of the Board

Andrew D. Feshbach................          36   President, Chief Executive Officer and Director

Douglas N. Nilsen.................          49   Executive Vice President--Merchandising

Anthony J. Wall...................          41   Executive Vice President--Business Affairs, General Counsel,
                                                   Secretary and Director

Andrew W. Wadhams.................          36   Senior Vice President--Retail

Jeffrey Cowen.....................          44   Senior Vice President--Production

Jonathan S. Howe..................          44   Chief Financial Officer and Treasurer

Roberta J. Morris.................          37   Senior Vice President--Finance, Assistant Treasurer and
                                                   Assistant Secretary

Steven C. Good (1)................          55   Director

Robert H. Schnell (1).............          57   Director

David J. Walsh (1)................          37   Director

-------

(1) Messrs. Good, Schnell and Walsh have agreed to become directors immediately after the completion of this offering.

    FRED KAYNE co-founded the Company in June 1992 and has served as Chairman of the Company since that time. Mr. Kayne co-founded Fortune Fashions, a custom manufacturer of embellished apparel for the tourist industry, in 1991 and has served as Chairman and President since that time. Mr. Kayne also founded Fortune Financial, a private merchant banking firm, in 1986 and has served as its Chairman and President since that time. Mr. Kayne founded Cottonsmith Incorporated, an international fabric and apparel sourcing company, in 1993 and has served as its Chairman and President since that time. From 1985 to 1986, Mr. Kayne served as a managing director and a member of the Board of Directors of Bear Stearns & Co. Inc., and from 1978 until 1985 was a partner of its predecessor partnership, Bear Stearns & Co. Mr. Kayne co-founded First Los Angeles Bank in 1973 and served as a director of the bank until 1984. Mr. Kayne serves as a director of The Right Start, Inc. ("The Right Start"), an infant products retailer and catalog company. Mr. Kayne has a Bachelor of Science degree in engineering from the Massachusetts Institute of Technology.

    ANDREW D. FESHBACH co-founded the Company in June 1992 and has served as President, Chief Executive Officer and as a director since that time. From June 1992 until May 1997, Mr. Feshbach also served as Chief Financial Officer of the Company. Mr. Feshbach co-founded Fortune Fashions in 1991 and has served as a director since that time, and, from 1991 until June 1992, served as its Chief Financial Officer. From 1988 until 1990, Mr. Feshbach was a partner in Maiden Lane Associates, Ltd., a merchant banking subsidiary of AmBase Corporation specializing in leveraged buy-outs ("Maiden Lane"). From 1984 until 1988, Mr. Feshbach served as Vice President of Corporate Finance with Bear Stearns & Co. Inc. From 1990 until the present, he has served as a Vice President of Fortune Financial. Mr. Feshbach serves as a director of The Right Start. Mr. Feshbach has an M.B.A. from Harvard University.

    DOUGLAS N. NILSEN joined the Company in October 1995 and has served as Executive Vice President-- Merchandising since December 1995. From October 1995 until December 1995, he served as Senior Vice President of the Company. From 1990 to September 1995, he served as Director of Merchandise at Walt Disney Attractions, Inc. for its U.S. theme parks and resorts, and in such capacity was responsible for merchandising all apparel and accessories. From 1976 to 1990, Mr. Nilsen was employed by Macy's California in various capacities, most recently as Vice President of Merchandising in both the Accessories and Men's Divisions. Mr. Nilsen has an M.B.A. from New York University.

    ANTHONY J. WALL joined the Company in September 1994 and has served as Executive Vice President since March 1996. He has served as General Counsel and Secretary of the Company since September 1994 and as a director of the Company since November 1995. From September 1994 until March 1996, he served as Senior Vice President of the Company. From 1981 until 1994, Mr. Wall practiced as an attorney with Gibson, Dunn & Crutcher and, from 1990 until 1994, was a partner in the corporate department of that firm. Mr. Wall also serves as Vice President and General Counsel of Fortune Fashions and Vice President of Fortune Financial. Mr. Wall has a J.D. from the University of Southern California.

    ANDREW W. WADHAMS joined the Company in August 1996 as Senior Vice President--Retail. From January 1994 to June 1996, Mr. Wadhams served as Vice President of Retail Operations of Imaginarium, Inc., a retailer of children's games and educational items. From 1986 to November 1993, Mr. Wadhams was employed in various capacities by The Gap Inc. in its Gap, GapKids, Gap International and Banana Republic divisions, most recently as Regional Manager--Retail Operations of Banana Republic from 1991 to 1994.

    JEFFREY COWEN joined the Company in November 1994 as Senior Vice President--Production. From May 1994 to September 1994, Mr. Cowen served as Vice President--Sales and Production for Global Vision, an apparel sourcing company. From May 1992 to May 1994, he served as Vice President of Production and Global Sourcing for B.U.M. Equipment, an apparel company. From 1991 to 1992, he served as general merchandising manager for Stage II, a large group of retail stores in South Africa. From 1988 to 1991, he was the owner/operator of a clothing company in South Africa. From 1985 to 1988, he served as Director of Merchandising for Gotcha Sportswear.

    JONATHAN S. HOWE joined the Company in May 1997 as Chief Financial Officer and Treasurer. From May 1997 to the present, Mr. Howe has served as Chief Financial Officer of Fortune Fashions. From March 1996 to the present, Mr. Howe has served as Senior Vice President of Fortune Financial. From August 1994 until March 1996, Mr. Howe was a Vice President of SSI Investment Management Inc., an investment advisory firm. From June 1992 to August 1994, Mr. Howe was an independent financial consultant. Mr. Howe has an M.B.A. from the University of Southern California.

    ROBERTA J. MORRIS joined the Company in August 1993 and has served as Senior Vice President--Finance since January 1995. She served as Vice
President--Finance of the Company from August 1993 to January 1995. From 1988 to August 1993, Ms. Morris was employed by Deloitte & Touche LLP, a national accounting firm, serving as a Senior Manager from August 1992 until August 1993. Ms. Morris is a certified public accountant.

    STEVEN C. GOOD has agreed to become a director immediately after the completion of this offering. Mr. Good founded Good, Swartz & Berns, an accountancy corporation, in 1993 and is the senior partner of that firm. From 1976 to 1993, Mr. Good was a partner in the firm of Block, Good and Gagerman, an accounting firm that he co-founded in 1976. Mr. Good co-founded CU Bancorp in 1982 and served as its Chairman from 1982 through 1989. Mr. Good serves as a director of Opto Sensors, Incorporated and of Arden Realty Company.

    ROBERT H. SCHNELL has agreed to become a director immediately after the completion of this offering. From October 1986 until its sale in August 1994, Mr. Schnell served as Chairman of the Board of Cosmar Corporation, a designer and, through an affiliated company, manufacturer of artificial nail and nail care products. Since September 1994, Mr. Schnell has been a private investor. From 1978 to 1985, Mr. Schnell served as Group Vice President and General Manager of the Health and Beauty Aids Division of Charles of the Ritz, a division of Squibb, which manufactured and marketed fragrances and other consumer products. From 1970 to 1977, Mr. Schnell served as Vice President of Sales for Prince Matchiabelli, a division of Chesebrough Ponds.

    DAVID J. WALSH has agreed to become a director immediately after the completion of this offering. Since January 1994, Mr. Walsh has served as Senior Vice President-Strategic Planning of Transaction Network Services, Inc., a provider of data communications services. From 1991 through January 1994, Mr. Walsh served as President of Fortune Telecommunications, Inc., a provider of validation and fraud control computer services to the telecommunications industry. From 1988 to 1991, Mr. Walsh served as a Managing Director of Maiden Lane. From 1984 to 1988, Mr. Walsh was a Principal in the Mergers and Acquisitions Group of Ernst & Young, a national accounting and consulting firm. Mr. Walsh has an M.B.A. from Harvard University.

    No executive officer or director of the Company has a family relationship with any other executive officer or director.

BOARD OF DIRECTORS

    The Company's Board of Directors is currently comprised of Messrs. Kayne, Feshbach and Wall. Immediately after completion of this offering, Mr. Wall intends to resign from the board and the Company intends to appoint not less than three directors, including Messrs. Good, Schnell and Walsh, who are neither officers nor employees of the Company. The Company's Certificate of Incorporation divides the Company's Board of Directors into three classes, with the members of each class serving for terms of office expiring at the third annual meeting of stockholders following their election and until successors are duly qualified. The initial terms of the Class I, Class II and Class III directors expire at the annual meetings of stockholders in 1998, 1999 and 2000, respectively.

    Upon the appointment of the additional directors, the Board of Directors will establish an Audit Committee and a Compensation Committee, comprised of non-employee directors. The Audit Committee will be responsible for recommending to the Board of Directors the engagement of the independent auditors, the scope and results of the audits, the internal accounting controls of the Company, audit practices and the professional services furnished by the independent auditors. The Compensation Committee will be responsible for reviewing and approving all compensation arrangements for officers of the Company, including the administration of the Company stock option and other employee benefit plans.

DIRECTOR COMPENSATION

    Directors of the Company currently receive no compensation for serving on the Board of Directors, except that in March 1996 the Company granted Mr. Kayne a stock option for the purchase of 35,000 shares of Common Stock exercisable at $2.59 per share and in August 1996 granted him a stock option for the purchase of 20,000 shares of Common Stock exercisable at $4.00 per share for serving as Chairman. Following the completion of this offering, Mr. Kayne will be paid $120,000 per year for serving as Chairman, and the other non-employee directors who join the Board will receive a fee of $10,000 per year for their services. All non-employee directors will be reimbursed for expenses incurred in connection with their attendance at board or committee meetings. In addition, each non-employee director joining the Board of Directors after this offering, other than Mr. Kayne, will receive stock options under the Company's 1997 Plan. See "--Stock and Incentive Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company did not have a Compensation Committee during 1996. Mr. Kayne and Mr. Feshbach, the Company's Chairman and Chief Executive Officer, respectively, determined executive compensation during 1996. Mr. Feshbach also serves as a director and Executive Vice President of Fortune Fashions and Mr. Kayne also serves as Chairman and President of Fortune Fashions. See "Certain Relationships and Related Transactions."

EXECUTIVE COMPENSATION

    The following table sets forth the compensation, earned by the Company's Chief Executive Officer and each of the Company's three other most highly compensated executive officers or employees whose salary and bonus exceeded $100,000 for the fiscal year ended December 31, 1996. The persons named in the table are sometimes referred to herein as the "Named Executive Officers."

                           SUMMARY COMPENSATION TABLE

                                                                              LONG TERM
                                                                            COMPENSATION
                                      ANNUAL COMPENSATION (1)                  AWARDS
                           ---------------------------------------------  -----------------
   NAME AND PRINCIPAL                                   OTHER ANNUAL      RESTRICTED STOCK       ALL OTHER
        POSITION           SALARY ($)    BONUS ($)   COMPENSATION ($)(2)         (#)         COMPENSATION ($)
-------------------------  -----------  -----------  -------------------  -----------------  -----------------
Andrew D. Feshbach ......   $ 200,000       --            $  26,011              --                 --
  President and Chief
  Executive Officer

Douglas N. Nilsen .......   $ 147,000    $  10,000           --                  20,000             --
  Executive Vice
  President

Jeffrey Cowen ...........   $ 150,000    $   4,000           --                  --                 --
  Senior Vice President

Anthony J. Wall .........   $ 104,000       --               --                  20,000             --
  Executive Vice
  President, General
  Counsel and Secretary

-------

(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers which are available generally to all salaried employees of the Company, and certain perquisites and other personal benefits received by the Named Executive Officers which do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.

(2) Other annual compensation for Mr. Feshbach includes a car allowance in the amount of $21,955 for the fiscal year ended December 31, 1996.

STOCK AND INCENTIVE PLANS

    1996 STOCK INCENTIVE PLAN. The 1996 Stock Incentive Plan (the "1996 Plan") was adopted by the Board of Directors and approved by the stockholders on June 1, 1996. In July 1996, the Company sold 347,500 shares of restricted Common Stock (the "Restricted Stock") to 18 executives, officers, senior managers and consultants (the "Participants"). Participants paid for 95% of the purchase price by issuing a promissory note bearing interest at 7% per annum to the Company. One-third of the Restricted Stock was vested upon the date of sale and the remaining two-thirds vests in two equal annual installments on the first and second anniversary of the date of sale. Non-vested shares may not be sold or otherwise transferred. Prior to this offering, vested shares of Restricted Stock may only be sold or otherwise transferred with the consent of the Board. Upon the completion of this offering, vested shares become freely transferable, subject to restriction under (i) applicable securities laws, (ii) an escrow agreement which provides that even after the offering no vested shares may be transferred without first repaying the interest and principal due under the promissory note the stockholder issued to finance the purchase, and (iii) the Lock-Up Agreements with the Underwriters in this offering. See "Shares Eligible for Future Sale."

    The Company has the right to repurchase the Restricted Stock (the "Purchase Option") upon the termination of employment, whether voluntary or involuntary, with or without cause. All of the Restricted Stock is subject to the Purchase Option until the completion of this offering. After completion of this offering, the Purchase Option expires as to vested shares.

    Whether Restricted Stock has become vested also determines the repurchase price that must be paid for the Restricted Stock if the Purchase Option is exercised. If the Company exercises the Purchase Option upon termination of a Participant's employment, the Participant's unvested shares may be purchased at his or her original purchase price. Vested shares subject to the Purchase Option must be purchased at their then fair market value as determined in the discretion of the Board of Directors, which determination is binding on the stockholder.

    No further grants will be made under the 1996 Plan but any unvested Restricted Stock will continue to be governed by its terms after this offering.

    1997 STOCK OPTION PLAN. The 1997 Stock Option Plan (the "Old Plan") was adopted by the Board of Directors and approved by the stockholders on January 31, 1997. The Old Plan provides for the grant of options that are characterized as "nonqualified" for federal income tax purposes.

    The Board of Directors has granted options for the purchase of 92,500 shares of Common Stock to eight officers, key employees and other eligible persons under the Old Plan. The exercise price of such options is either $5.00 or $7.50 per share (representing the fair market value of the Common Stock as of the date of grant). Such options become exercisable in equal annual installments over a period of three years and expire ten years from the date of grant.

    No further grants will be made under the Old Plan, but it will continue to govern the outstanding options previously granted thereunder.

    1997 PERFORMANCE AWARD PLAN. The 1997 Performance Award Plan (the "1997 Plan") was adopted by the Board of Directors and approved by the stockholders on August 1, 1997, to attract, reward and retain directors, officers, other key employees and certain other eligible persons (collectively, "Eligible Persons") who may be granted awards from time to time by the Company's Board of Directors or a committee appointed by the Board of Directors (the "Compensation Committee") or, for non-employee directors, under a formula provided in the 1997 Plan. The maximum number of shares reserved for issuance is 1,000,000, subject to adjustment for certain changes in the Company's capital structure and other extraordinary events. Shares subject to awards that are not paid for or exercised before they expire or are terminated are available for other grants under the 1997 Plan.

    Awards under the 1997 Plan may be in the form of nonqualified stock options, incentive stock options, stock appreciation rights ("SAR's"), limited SAR's restricted stock, performance shares, stock bonuses, or cash bonuses based on performance. Awards may be granted singly or in combination with other awards. Any cash bonuses under the 1997 Plan will depend upon the extent to which performance goals set by the Board of Directors or the Compensation Committee are met during the performance period. Awards under the 1997 Plan generally will be nontransferable by the holder of the award (a "Holder") (other than by will or the laws of descent and distribution) and rights thereunder generally will be exercisable, during the Holder's lifetime, only by the Holder, subject to such exceptions as may be authorized by the Compensation Committee. No incentive stock option may be granted at a price that is less than the fair market value of the Common Stock (less than 110% of fair market value of the Common Stock on the date of grant for certain participants) on the date of grant. Nonqualified stock options and other awards may be granted at prices below the fair market value of the Common Stock on the date of grant, though the Company currently has no intention to do so.

    ADMINISTRATION. The 1997 Plan will initially be administered by the Board of Directors. After the completion of this offering, the Board of Directors intends to appoint the Compensation Committee to administer the 1997 Plan. The Compensation Committee will have broad authority to (i) designate recipients of discretionary awards, (ii) determine or modify the terms and provisions of awards, including the price, vesting provisions, terms of exercise and expiration dates, (iii) approve the form of award agreements, and (iv) construe and interpret the 1997 Plan. The Compensation Committee will have the discretion to accelerate and extend the exercisability or term and establish the events of termination or reversion of outstanding awards.

    CHANGE IN CONTROL. Upon a Change in Control Event, each option and SAR will become immediately exercisable; restricted stock will immediately vest free of restrictions; and the number of shares, cash or other property covered by each performance share award will be issued to the Holder, unless the Compensation Committee determines to the contrary. A "Change in Control Event" is defined generally to include (i) certain changes in a majority of the membership of the Board of Directors over a period of two years or less, (ii) the acquisition of more than 50% of the outstanding voting securities of the Company by any person other than Fred Kayne, the Company's principal stockholder, or one of his affiliates, successors, heirs, relatives or certain donees, or (iii) stockholder approval of a transfer of substantially all of the Company's assets, the dissolution or liquidation of the Company, or a merger, consolidation or reorganization (other than with an affiliate) whereby stockholders immediately prior to such event own less than 50% of the outstanding voting securities of the surviving entity after such event.

    PLAN AMENDMENT; TERMINATION AND TERM. The Company's Board of Directors has the authority to amend, suspend or discontinue the 1997 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. The 1997 Plan may be amended by the Board of Directors without stockholder approval unless such approval is required by applicable law.

    The 1997 Plan will remain in existence as to all outstanding awards until such awards are exercised or terminated. The maximum term of options, SAR's and other rights to acquire Common Stock under the 1997 Plan is ten years after the initial date of award, subject to provisions for further deferred payment in certain circumstances. No award can be made after July 31, 2007.

    AUTOMATIC GRANTS TO NON-EMPLOYEE DIRECTORS. Under the 1997 Plan, each director who is not an officer or employee, other than Mr. Kayne (each a "Non-Employee Director"), will be granted a nonqualified stock option to purchase 10,000 shares of Common Stock upon becoming a Non-Employee Director at an exercise price equal to the market price of the Common Stock at the close of trading on that date. In addition, on the day of the annual stockholders meeting in each calendar year beginning in 1998 and continuing for each subsequent year during the term of the 1997 Plan, each then-continuing Non-Employee Director will be granted a nonqualified stock option to purchase 5,000 shares of Common Stock at an exercise price equal to the market price of the Common Stock at the close of trading on that date. No Non-Employee Director may receive options to purchase more than 10,000 shares of Common Stock under the 1997 Plan in any one year. All Non-Employee Director stock options will have a 10-year term and will become exercisable in equal annual installments over a five-year period commencing on the first anniversary of the grant date. If a Non-Employee Director's services are terminated for any reason other than the Non-Employee Director's death, disability or retirement, any stock options held by such Non-Employee Director that are exercisable will remain exercisable for six months after such termination of service or until the expiration of the option term, whichever occurs first. If the Non-Employee Director dies, becomes disabled or retires, stock options held by such Non-Employee Director will, as of the date of such death, disability or retirement, become fully exercisable for all of the shares of Common Stock at the time subject to the option and will remain exercisable for two years after the date of such termination of services. Upon a Change in Control Event, each automatic option grant to a Non-Employee Director will become immediately exercisable for all of the shares at the time subject to that option and remain exercisable to the extent provided above, subject to the adjustment and termination provisions of the 1997 Plan. Any outstanding automatic option grant that is not exercised prior to a Change in Control Event in which the Company is not to survive will terminate, unless such option is assumed or replaced by the surviving corporation.

    GRANT OF OPTIONS. On August 1, 1997, the Board of Directors of the Company granted options under the 1997 Plan for the purchase of 282,500 shares of Common Stock to certain Eligible Persons, at an exercise price of $12.00 per share. Such options become exercisable in equal annual installments over a period of five years and expire seven years from the date of grant.

    PAYMENT FOR SHARES. The exercise price of options and other awards may be paid in cash or (subject to certain restrictions) shares of Common Stock. The Company may finance the exercise or purchase and (subject to any applicable legal limits) offset shares to cover the exercise or purchase price and withholding taxes.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
  ARRANGEMENTS

    The Company currently does not have any employment contracts with its Chief Executive Officer or any other executive officers. Under the 1997 Plan, upon a "Change in Control Event" (as defined in the 1997 Plan) each option and stock appreciation right issued under the 1997 Plan will become immediately exercisable; restricted stock issued under the 1997 Plan will immediately vest free of restrictions; and the number of shares, cash or other property covered by each "performance share award" issued under the 1997 Plan will be issued to the grantee of such award, unless the Board of Directors (or the Committee thereof appointed to administer the 1997 Plan) determines to the contrary.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Fred Kayne, the Company's majority stockholder and Chairman of its Board of Directors, owns 60% of the outstanding stock of Fortune Fashions. Andrew Feshbach, the President, Chief Executive Officer and a director of the Company, owns approximately 10% of the outstanding stock of Fortune Fashions. Fortune Fashions is a custom manufacturer of embellished apparel for the tourist industry. Fortune Fashions manufactured approximately 23% of the Company's products (by dollar value of purchases) in 1996, including over 80% of the Company's graphic T-shirts. Fortune Fashions sold approximately $8.0 million and $4.1 million of goods, primarily graphic T-shirts, to Big Dogs during 1996 and the first six months of 1997, respectively. The Company believes that the overall terms of the purchases from Fortune Fashions are comparable to what could have been obtained from an unaffiliated third party. The Company intends to continue purchasing graphic T-shirts from Fortune Fashions in the near future, but is exploring the economic feasibility of building or purchasing its own screen-printing facilities or entering into other arrangements. In addition, certain directors and executive officers of the Company are also directors and/or executive officers of Fortune Fashions: Mr. Kayne is Chairman and President of Fortune Fashions; Mr. Feshbach is a director of Fortune Fashions; Jonathan Howe, Chief Financial Officer and Treasurer of Big Dogs, is also Chief Financial Officer of Fortune Fashions; and Anthony Wall, Executive Vice President, General Counsel, Secretary and a director of Big Dogs, is also a Vice President and General Counsel of Fortune Fashions. See "Management." None of these officers, other than Mr. Kayne, is significantly involved in the day-to-day operations or management of Fortune Fashions.

    In September 1996, the Company refinanced certain outstanding notes to Mr. Kayne by issuing a promissory note in the amount of $4,380,000 due June 30, 1998 and borrowed an additional $2,000,000 from Mr. Kayne pursuant to a second promissory note due September 30, 1998. In addition, on October 15, 1996, the Company borrowed an additional $2,000,000 from Mr. Kayne pursuant to a promissory note due October 15, 1998. Such promissory notes bear interest at 10% per annum. The aggregate unpaid principal balance of such promissory notes as of June 30, 1997 was $6,380,000, all of which will be repaid with the proceeds of this offering. Mr. Kayne has also guaranteed 20% of the Company's obligations under its revolving credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    In November 1996, Mr. Kayne purchased 10 B Units from the Company for $212,000 per Unit, for an aggregate purchase price of $2,120,000. Each B Unit is comprised of a $200,000 promissory note due November 2003 bearing interest at 10% per annum and a warrant for the purchase of 12,000 shares of the Company's Common Stock for $5.00 per share (which pursuant to the terms of the warrants, was automatically reduced to $4.00 as of June 30, 1997). In November 1996, Mr. Kayne also purchased one-half of an A Unit for $106,000. Each full A Unit is comprised of a $200,000 promissory note due November 2003 bearing interest at 10% per annum and a warrant for the purchase of 12,000 shares of Common Stock for $4.00 per share (which, pursuant to the terms of the warrants, was automatically reduced to $3.00 as of June 30, 1997). The remaining 9 1/2 A Units were sold to independent investors. The purchase price paid by Mr. Kayne for the B Units was the same as that paid by the independent investors for the A Units, though the exercise price of the warrants associated with the B Units was one dollar higher. All of the notes associated with the A and B Units will be repaid with the proceeds of the offering.

    Mr. Kayne is the President, Chairman of the Board and majority stockholder of Cottonsmith Incorporated, an international apparel and fabric sourcing company ("Cottonsmith"). During 1996 and the first six months of 1997, Cottonsmith sold approximately $64,000 and $107,000 of goods, respectively, to Big Dogs. Big Dogs has no plans to do further business with Cottonsmith. The Company believes that the terms negotiated with Cottonsmith for such purchases were comparable to those that could have been obtained from an unaffiliated third party.

    Mr. Kayne is also the sole stockholder, Chairman of the Board and President of Fortune Financial, a private merchant banking firm. Big Dogs is party to a one-year, renewable consulting agreement with Fortune Financial, pursuant to which Fortune Financial provides business and financial consulting services to the Company. During 1996, Fortune Financial was paid $160,000 under such agreement, and currently is being paid $10,000 per month. It is expected that upon the completion of this offering this consulting agreement will be terminated and that Fortune Financial will not provide significant services to Big Dogs thereafter. Messrs. Feshbach, Wall and Howe serve as unpaid officers of Fortune Financial.

    As of January 1, 1997, the Company, Mr. Kayne and Mr. Feshbach entered into a Buy-Sell Agreement providing that, in the event of Mr. Feshbach's death, his estate would have the right to sell his shares of Common Stock to the Company, which agreement will expire upon the completion of this offering.

    In connection with the purchase of Common Stock from the Company under its 1996 Plan, the Company accepted promissory notes with a ten-year term bearing interest at a rate of seven percent (7%) per annum as partial payment from participants in the 1996 Plan. Promissory notes evidencing 1996 Plan participant indebtedness exceeding $60,000 were executed in favor of the Company by Jonathan Howe, Chief Financial Officer, and Andrew Wadhams, Senior Vice President--Retail. Mr. Howe executed a note on July 29, 1996 evidencing a loan in the principal amount of $135,328 and secured by the pledge of 55,000 shares of Common Stock. The maximum amount of indebtedness, including accrued interest, outstanding under the loan during 1996 was $139,376. Mr. Wadhams executed a note on July 29, 1996 evidencing a loan in the principal amount of $123,025 and secured by the pledge of 50,000 shares of Common Stock. The maximum amount of indebtedness, including accrued interest, outstanding under the loan during 1996 was $126,706.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of July 31, 1997 and as adjusted to reflect the sale of the shares offered hereby by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and Named Executive Officer of the Company, (iii) each Selling Stockholder and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                                   SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                      OWNED PRIOR TO                      OWNED AFTER OFFERING
                                                       OFFERING (1)       SHARES TO BE           (1)(2)
                                                  ----------------------     SOLD IN     ----------------------
NAME AND ADDRESS                                   NUMBER      PERCENT    OFFERING (2)    NUMBER      PERCENT
------------------------------------------------  ---------  -----------  -------------  ---------  -----------
Fred Kayne (3) .................................  6,801,110        65.8%      335,000    6,466,110        49.2%
c/o Fortune Financial
1800 Avenue of the Stars
Suite 1112
Los Angeles, CA 90067
Andrew D. Feshbach (4) .........................  1,350,000        13.3%      135,000    1,215,000         9.4%
c/o Big Dog Sportswear
121 Gray Avenue
Santa Barbara, CA 93101
Robert H. Schnell (5)...........................    351,220         3.4%       50,000      301,220         2.3%
Richard Scott...................................    135,000         1.3%       35,000      100,000           *
Andrea and Jacob Kaufman........................    125,000         1.2%       35,000       90,000           *
Stephen Kayne...................................    125,000         1.2%       35,000       90,000           *
Anthony J. Wall.................................    115,000         1.1%       --          115,000           *
Douglas N. Nilsen...............................    100,000       *            --          100,000           *
Jeffrey Cowen...................................     70,000       *            --           70,000           *
Jonathan Hirsh..................................     37,500       *            37,500       --              --
Lee Rosenblatt..................................     37,500       *            37,500       --              --
United Jewish Fund..............................     --          --            (6)          --              --
Robert Huebel...................................    100,000       *            (6)          (6)            (6)
All directors and executive officers as a group
  (10 persons)..................................  8,846,110        85.6 %    505,000     8,341,110        63.5 %

---------
*   Less than one (1) percent.

(1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Except as otherwise stated herein and subject to community property laws where applicable, the Company believes, based on information furnished by such persons, that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 10,160,550 shares of Common Stock outstanding as of July 31, 1997 and 12,960,550 shares of Common Stock outstanding after the completion of this offering.

(2) Assumes no exercise of the Underwriters' overallotment option. If such option is exercised in full, (i) Fred Kayne will sell an additional 220,000 shares and may donate an additional 200,000 shares to the United Jewish Fund (the "Fund"), which in turn may sell such shares pursuant to the overallotment option, (ii) Andrew Feshbach will sell an additional 75,000 shares and may donate an additional 10,000 shares to the Fund, which in turn may sell such shares pursuant to the overallotment option, and (iii) Robert Huebel will sell 20,000 shares. If Mr. Kayne does not donate such 200,000 shares or Mr. Feshbach does not donate such 10,000 shares to the Fund, Mr. Kayne and Mr. Feshbach will sell such respective amounts of shares in the overallotment option. In addition, if Mr. Kayne or Mr. Feshbach donate such respective amounts of shares to the Fund, but the Fund then elects not to make such shares subject to the overallotment option, Mr. Kayne and Mr. Feshbach will sell additional shares in such respective amounts in the overallotment option, which would reduce their shares beneficially owned after the offering to 5,846,110 (44.5%) for Mr. Kayne and 1,120,000 (8.6%)
    for Mr. Feshbach. Accordingly, in any event, if the overallotment option is exercised in full, an aggregate of 525,000 shares will be sold pursuant thereto.

(3) Includes warrants to purchase 120,000 shares of Common Stock and options to purchase 55,000 shares of Common Stock that are currently exercisable. Also includes 38,610 shares of Common Stock held in a trust for the benefit of certain relatives, to which Mr. Kayne disclaims beneficial ownership.

(4) Includes 1,339,000 shares owned by the Feshbach Family Trust, of which Mr. Feshbach is a co-trustee. Also includes 11,000 shares held by custodians for certain relatives, to which Mr. Feshbach disclaims beneficial ownership.

(5) Includes 327,220 shares owned by the Robert and Renee Schnell Living Trust, of which Mr. Schnell is co-trustee. Also includes 24,000 shares of Common Stock subject to immediately exercisable warrants.

(6) If the Underwriters exercise their overallotment option, (i) Robert Huebel will sell up to 20,000 shares pursuant to the option, and (ii) Fred Kayne may donate up to 200,000 shares and Andrew Feshbach may donate up to 10,000 shares to the United Jewish Fund, which may in turn sell such shares pursuant to the option. See Footnote (2) above.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of the capital stock of the Company does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Certificate of Incorporation (the "Certificate") and Bylaws ("Bylaws"), copies of which will be filed as exhibits to the Registration Statement of which this Prospectus is a part. References herein to the Company's Certificate and Bylaws refer to the Amended and Restated Certificate of Incorporation, as filed with the Delaware Secretary of State on August 4, 1997, and the Amended and Restated Bylaws, as adopted by the Board of Directors of the Company on August 1, 1997, respectively. The Company was originally incorporated on December 31, 1993.

    The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $0.01 par value per share, and 3,000,000 shares of Preferred Stock, $0.01 par value per share. Immediately after the completion of this offering, the Company estimates that there will be outstanding an aggregate of 12,960,550 shares of Common Stock, approximately 387,500 shares will be issuable upon exercise of outstanding options and warrants and no shares of Preferred Stock will be issued or outstanding.

COMMON STOCK

    Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends, if, as and when declared by the Company's Board of Directors out of funds legally available therefor. See "Dividend Policy." Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. There are no cumulative voting rights, the absence of which will, in effect, allow the holders of a majority of the outstanding shares of Common Stock to elect all the directors then standing for election. The absence of cumulative voting rights could have the effect of delaying, deterring or preventing a change of control of the Company. According to the Delaware General Corporation Law ("DGCL"), in the event of any liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are and all shares of Common Stock offered in this offering will be fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

    The provisions described above will result in Fred Kayne, the majority stockholder of the Company, retaining substantial control over the Company. See "Risk Factors--Control by Existing Stockholders and Anti-Takeover Provisions."

    Application has been made for quotation of the Common Stock on The Nasdaq National Market under the symbol "BDOG".

PREFERRED STOCK

    The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized, in the resolution or resolutions providing for the issuance of any wholly unissued series of Preferred Stock, to fix, state and express the powers, rights, designations, preferences, qualifications, limitations and restrictions thereof, including without limitation, the rate of dividends upon which and the times at which dividends on shares of such series shall be payable and the preference, if any, which such dividends shall have relative to dividends on shares of any other class or classes or any other series of stock of the Company; whether such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which dividends on shares of such series shall be cumulative; the voting rights, if any, to be provided for shares of such series; the rights, if any, which the holders of shares of such series shall have in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company; the rights, if any, which the holders of shares of such series shall have to convert such shares into or exchange such shares for shares of stock of the Company, and the terms and conditions, including price and rate of exchange of such conversion or exchange; the redemption rights (including sinking fund provisions), if any, for shares of such series; and other powers, rights, designations, preferences, qualifications, limitations and restrictions as the Board of Directors may desire to so fix. The Board of Directors is also expressly authorized to fix the number of shares constituting such series and to increase or decrease the number of shares of any series prior to the issuance of shares of that series and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not to decrease such number below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series. The Board of Directors, without further stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. No shares of Preferred Stock presently are outstanding and the Company currently has no plans to issue shares of Preferred Stock. The issuance of Preferred Stock in certain circumstances may have the effect of delaying or preventing a change of control of the Company without further action by the stockholders, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price and the voting and other rights of the holders of Common Stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

    The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise, and thereby protect the continuity of the Company's management.

CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    Certain provisions of the Certificate and Bylaws of the Company as summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, deter or prevent an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or other transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    CLASSIFIED BOARD OF DIRECTORS. The Certificate provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, one-third of the Board of Directors will be elected each year. In addition, the Certificate provides that any Director or the entire Board of Directors may be removed by the affirmative vote of the holders of at least a majority of the combined voting power of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class. Under the DGCL, in the case of a corporation having a classified board and not having a provision in its Certificate to the contrary (as is the case with the Company), stockholders may remove a director only for cause.

    Under the Bylaws, any vacancy in the Board of Directors unless and until filled by the stockholders, however occurring, may be filled by majority vote of the remaining directors, except that a vacancy created by the removal of a director by the vote of the stockholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present. These provisions, together with the constraints placed on calling stockholder meetings as discussed below, may preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

    SPECIAL MEETING OF STOCKHOLDERS. The Certificate provides that special meetings of stockholders of the Company may be called only by the Chairman of the Board of Directors or the President, or by the Chairman, the President or the Secretary at the written request of a majority of the total number of directors the Company would have if there were no vacancies on the Board. The request shall be sent to the Chairman, the President and the Secretary and shall state the purposes of the proposed meeting. Special meetings of holders of the outstanding Preferred Stock may be called in the manner and for the purposes provided in the resolutions of the Board of Directors providing for the issue of such stock. Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice of meeting. These provisions will make it more difficult for stockholders to take actions opposed by the Board of Directors.

    ADVANCE NOTICE OF STOCKHOLDER NOMINEES AND STOCKHOLDER BUSINESS. The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event public announcement of the date of such annual meeting is first made by the Company fewer than 70 days prior to the date of such annual meeting, notice by the stockholder to be timely must be received no later than the close of business on the tenth (10th) day following the day on which such public announcement was made by the Company. The Bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual meeting or from making nominations for directors at a stockholders meeting.

    VOTING REQUIREMENTS REGARDING CERTAIN ACTIONS. Certain provisions of the Certificate require the affirmative vote of the holders of at least two-thirds of the combined voting power of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class, for certain activities. Such an affirmative vote is required for any Business Combination (as defined in the Certificate) (unless the Business Combination has been approved by two-thirds of the whole Board of Directors) and for the adoption of new Bylaws or the repeal or amendment of existing Bylaws by the stockholders. Similarly, such a vote is required for alteration, change, amendment, or repeal of, or adoption of any provision inconsistent with, the provisions of the Certificate relating to classification, terms and removal of directors, provisions relating to special meetings of stockholders, and provisions defining certain key terms.

LIMITATION OF LIABILITY

    The Certificate provides that to the fullest extent permitted by the DGCL, as that law may be amended and supplemented from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. The effect of the provision of the Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent behavior) except in the situations described in clauses (i) through (iv) above. The Bylaws also set forth certain indemnification provisions. The foregoing provision of the Certificate may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, otherwise might have benefited the Company and its stockholders.

INDEMNIFICATION AGREEMENTS

    In addition, the Company plans to enter into agreements (the "Indemnification Agreements") with each of its directors and certain of its officers pursuant to which the Company agrees to indemnify such director or officer against expenses, judgments, fines or amounts paid in settlement incurred by such director or officer and arising out of his capacity as a director, officer, employee and/or agent of the Company or other enterprise of which he is a director, officer, employee or agent acting at the request of the Company to the maximum extent permitted by applicable law, subject to certain limitations. In addition, such director or officer shall be entitled to an advance of expenses, to the maximum extent authorized or permitted by law, to meet the obligations indemnified against, subject to certain limitations. Finally, under Delaware law, the Company may purchase and maintain insurance for the benefit and on behalf of its directors and officers insuring against all liabilities that may be incurred by such director or officer in or arising out of his capacity as a director, officer, employee and/or agent of the Company.

DELAWARE LAW AND CERTAIN CORPORATE PROVISIONS

    Upon the consummation of this offering, the Company will be subject to the provisions of Section 203 of the DGCL. Section 203 of the DGCL contains certain provisions that may make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate with the Board of Directors. However, these provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of shares. Set forth below is a description of the relevant provisions of Section 203 of the DGCL. This description is intended as summary only and is qualified in its entirety by reference to Section 203 of the DGCL.

    In general, this statute prohibits a publicly held Delaware corporation from engaging under certain circumstances in a "business combination" with an "interested stockholder," for a period of three years after the date on which the stockholder became an interested stockholder (the "Time"), unless (i) prior to the Time the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) the stockholder owned at least 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, or (iii) on or subsequent to the Time, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder.

    For purposes of Section 203, a "business combination" includes certain mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. The Company, at its option, may exclude itself from the coverage of Section 203 by amending its Certificate or Bylaws by action of its stockholders to exempt itself from coverage, provided that such Bylaw or Certificate amendment shall not become effective until 12 months after the date it is adopted and shall not apply to any business combination between the Company and any person who became an interested stockholder on or prior to such adoption (unless the Company, among other things, does not have a class of voting stock listed on a national securities exchange or on the NASDAQ Stock Market). To date, the Company has not elected to opt out of Section 203 of the DGCL pursuant to its terms.

    In addition to the requirements of Section 203, under the Certificate, the approval of the holders of two-thirds of the voting power in the Company is required for certain business combinations involving the Company and "interested stockholders," defined as persons who, together with affiliates and associates, own (or within two years, did own) 10% or more of the Company's voting stock.

    The Certificate provides that the Company is subject to the provision of
Section 302 of the DGCL. In general, this statute allows any court of equitable jurisdiction in the State of Delaware, upon proper application by the Company or any of its creditors or stockholders, to order a meeting of creditors or stockholders whenever a compromise or arrangement is proposed between the Company and its creditors or the Company and its stockholders. Any compromise, arrangement or reorganization of the Company that is approved by a majority in a number representing three-fourths in value of the creditors or stockholders, as the case may be, and sanctioned by the court to which the application was made shall be binding on all of the creditors or stockholders, as the case may be, and the Company.

TRANSFER AGENT

    The transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have 12,960,550 shares of Common Stock outstanding (based upon shares of Common Stock outstanding as of July 31, 1997 and assuming no exercise of outstanding options, warrants or the Underwriters' over-allotment option). Of these shares, the 2,800,000 shares sold by the Company and the 700,000 sold by the Selling Stockholders in this offering, plus any additional shares sold upon exercise of the Underwriters' over-allotment option, will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below. The remaining 9,460,550 shares of Common Stock (the "Restricted Shares") held by existing stockholders upon completion of this offering are "restricted" securities within the meaning of Rule 144 and may not be sold except in compliance with the registration requirements of the Securities Act or an applicable exemption under the Securities Act, including an exemption pursuant to Rule 144 or Rule 701.

LOCK-UP AGREEMENTS

    All stockholders of the Company (who in the aggregate hold 10,160,550 shares of Common Stock), all warrantholders of the Company (who in the aggregate have the right to purchase 240,000 shares of Common Stock), and all holders of options exercisable within 180 days after this offering (who in the aggregate have the right to purchase 73,333 shares of Common Stock), have agreed, pursuant to Lock-Up Agreements, that they will not, without the prior written consent of Robertson, Stephens & Company, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock beneficially owned by them (except for shares sold in this offering) for a period of 180 days after the date of this Prospectus. Robertson, Stephens & Company may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the Lock-Up Agreements. See "Underwriting."

SALES OF RESTRICTED SHARES

    Upon the expiration of the 180-day lock-up period, approximately 8,533,883 Restricted Shares will become eligible for sale in the public market pursuant to Rule 144 or Rule 701.

    In general, under Rule 144, a person (or persons whose shares are aggregated) including an Affiliate, who has beneficially owned shares for at least one year (including the holding period of certain prior owners), will be entitled to sell in "brokers' transactions" or to market makers, within any three-month period commencing 90 days after the Company becomes subject to the reporting requirements of Section 13 or 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a number of shares that does not exceed the greater of (i) one percent (1%) of the then-outstanding shares of Common Stock (approximately 129,606 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding such sale, subject, generally, to the filing of a Form 144 with the Commission with respect to such sales and certain other limitations and restrictions relating to manner of sale and availability of public information. In addition, a person (or person whose shares are aggregated), who is not deemed to have been an Affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares under Rule 144(k) without regard to the limitations described above. Further, Rule 144A under the Securities Act as currently in effect permits the immediate sale of restricted shares to certain qualified institutional buyers without regard to the volume restrictions described above.

    In general, under Rule 701, any employee, consultant or advisor of the Company who purchased shares from the Company in connection with a compensatory stock or option plan or other written compensatory agreement is entitled to resell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and Affiliates are entitled to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the Company becomes subject to the reporting requirements of Section 13 or 15 of the Exchange Act.

WARRANTS

    As of August 1, 1997, there were warrants outstanding for the purchase of 240,000 shares of Common Stock. The underlying shares may be resold under Rule 144 upon the expiration of either the one or two-year holding periods described above, which commence upon exercise of the warrant.

OPTIONS

    As of August 1, 1997, options to purchase 92,500 shares were outstanding under the Old Plan and options to purchase 55,000 shares were outstanding under non-plan option agreements with the Company's Chairman. Upon expiration of the 180-day lock-up period and subject to vesting and exercisability restrictions, all shares issued pursuant to the exercise of these stock options may be sold pursuant to Rule 701. Of such options, 73,333 will be exercisable at the end of the 180-day lock-up period. In addition, options to purchase 282,500 shares of Common Stock were granted under the 1997 Plan as of August 1, 1997 and 717,500 shares of Common Stock are available for future grant under the 1997 Plan. The Company intends to file a registration statement on Form S-8 under the Securities Act 90 days after the date of this Prospectus to register the shares issuable under the 1997 Plan. Such registration statement is expected to become effective upon filing. After the effective date of such registration statement, shares of Common Stock issued under the 1997 Plan will be immediately eligible for sale in the public market, subject to vesting and exercisability restrictions. No options granted under the 1997 Plan will become exercisable prior to August 1, 1998.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Stockholders and each of the underwriters named below (the "Underwriting Agreement"), the Company and the Selling Stockholders have agreed to sell to each of the Underwriters, and each of the Underwriters, for whom Robertson, Stephens & Company, Hambrecht & Quist LLC and Needham & Company, Inc. are acting as the Representatives, severally have agreed to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite its name below. In the Underwriting Agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby, if any are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                        NUMBER
                          UNDERWRITERS                                OF SHARES
-----------------------------------------------------------------  ----------------
Robertson, Stephens & Company LLC................................

Hambrecht & Quist LLC............................................

Needham & Company, Inc...........................................
                                                                        --------

    Total........................................................      3,500,000
                                                                        --------
                                                                        --------

    The Underwriters have advised the Company that they propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $ per share of Common Stock. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    Certain Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an additional 525,000 shares of Common Stock to cover over-allotments, if any, at the initial public offering price set forth on the cover page hereof, less the underwriting discount. If the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the foregoing table is of the 3,500,000 shares of Common Stock initially offered hereby.

    All officers and directors of the Company, all stockholders of the Company, all warrantholders of the Company and optionholders of the Company holding options exercisable within 180 days of the effective date of this offering have agreed, subject to certain exceptions, not to, directly or indirectly, (i) sell or grant any option to purchase or otherwise transfer or dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, without the prior written consent of Robertson Stephens & Company, for a period of 180 days after the date of this Prospectus. The foregoing does not prohibit the Selling Stockholders from selling shares of Common Stock in this offering including pursuant to the Underwriters' over-allotment option.

    The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

    The Representatives have advised the Company that the Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

    Prior to this offering, there has been no market for the Common Stock of the Company. The initial public offering price was determined through negotiations among the Company, the Selling Stockholders and the Representatives. Among the factors considered in determining the initial public offering price, in addition to prevailing market conditions, were price/earnings ratios of publicly traded companies that the Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the offering at or above the initial public offering price.

    Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when the shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on The Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

    Application has been made for quotation of the Common Stock on The Nasdaq National Market under the symbol "BDOG."

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby is being passed upon for the Company by Kimball & Weiner LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

    The consolidated balance sheets of the Company as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1996 included in this Prospectus and the registration statement of which this Prospectus is a part have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and in the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, exhibits and schedules. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each such instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. This Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C., 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary plaza, Washington, D.C. 20549 at the prescribed rates. Also, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Web site is http://www.sec.gov.

                             BIG DOG HOLDINGS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Independent Auditors' Report...............................................................................      F-2

Consolidated Balance Sheets as of December 31, 1995 and 1996, and June 30, 1997 (Unaudited)................      F-3

Consolidated Statements of Operations for the years ended December 31, 1994, 1995 and 1996, and for the six
  months ended June 30, 1996 and 1997 (Unaudited)..........................................................      F-4

Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1994, 1995 and
  1996, and for the six months ended June 30, 1997 (Unaudited).............................................      F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996, and for the six
  months ended June 30, 1996 and 1997 (Unaudited)..........................................................      F-6

Notes to Consolidated Financial Statements.................................................................      F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Big Dog Holdings, Inc.:

    We have audited the accompanying consolidated balance sheets of Big Dog Holdings, Inc. and subsidiary (the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Los Angeles, California
January 31, 1997

                     BIG DOG HOLDINGS, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                              DECEMBER 31,
                                                                      ----------------------------
                                                                          1995           1996
                                                                      -------------  -------------  JUNE 30, 1997
                                                                                                    -------------
                                                                                                     (UNAUDITED)
                                                 ASSETS (NOTE 3)
CURRENT ASSETS:
  Cash..............................................................  $     769,000  $     723,000  $   1,650,000
  Receivables:
    Trade, net of allowance for doubtful accounts of $67,000,
      $90,000 and $99,000 at December 31, 1995 and 1996, and June
      30, 1997, respectively........................................        567,000        353,000        636,000
    Other...........................................................        190,000        617,000        249,000
  Inventories (Notes 1 and 9).......................................     10,826,000     15,403,000     18,763,000
  Prepaid expenses and other current assets.........................        371,000        478,000      1,315,000
  Deferred income taxes (Note 6)....................................        224,000        144,000      1,277,000
                                                                      -------------  -------------  -------------
      Total current assets..........................................     12,947,000     17,718,000     23,890,000
PROPERTY AND EQUIPMENT, Net (Notes 1, 2 and 5)......................      5,434,000      7,445,000      8,540,000
INTANGIBLE ASSETS, Net (Note 1).....................................        373,000        266,000        191,000
OTHER ASSETS (Note 1)...............................................        257,000        344,000        355,000
                                                                      -------------  -------------  -------------
TOTAL...............................................................  $  19,011,000  $  25,773,000  $  32,976,000
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
                                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings (Note 3)....................................  $   1,225,000  $    --        $   6,892,000
  Current portion of obligations under capital leases (Note 5)......        380,000        530,000        517,000
  Accounts payable (Note 9).........................................      1,876,000      1,235,000      4,138,000
  Income taxes payable (Note 6).....................................        364,000        400,000       --
  Accrued expenses and other current liabilities (Note 4)...........      1,072,000      1,811,000      1,613,000
                                                                      -------------  -------------  -------------
      Total current liabilities.....................................      4,917,000      3,976,000     13,160,000
DEFERRED RENT (Note 7)..............................................        230,000        488,000        563,000
OBLIGATIONS UNDER CAPITAL LEASES, Net of current portion (Note 5)...        727,000        767,000        514,000
SUBORDINATED DEBT (Note 4)..........................................      8,400,000     14,400,000     14,400,000
                                                                      -------------  -------------  -------------
      Total liabilities.............................................     14,274,000     19,631,000     28,637,000
                                                                      -------------  -------------  -------------
COMMITMENTS AND CONTINGENCIES (Note 7)
STOCKHOLDERS' EQUITY (Notes 4 and 8):
  Common stock $.01 par value, authorized 30,000,000 shares; issued and outstanding 9,670,000 at December 31, 1995 and 10,160,550 at
    December 31, 1996 and June 30, 1997.............................         97,000        102,000        102,000
  Additional paid-in capital........................................      4,208,000      5,705,000      5,705,000
  Retained earnings (deficit).......................................        432,000      1,067,000       (736,000)
  Notes receivable from common stockholders.........................       --             (732,000)      (732,000)
                                                                      -------------  -------------  -------------
      Total stockholders' equity....................................      4,737,000      6,142,000      4,339,000
                                                                      -------------  -------------  -------------
TOTAL...............................................................  $  19,011,000  $  25,773,000  $  32,976,000
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                See notes to consolidated financial statements.

                     BIG DOG HOLDINGS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                YEAR ENDED                    SIX MONTHS ENDED
                                               DECEMBER 31,                       JUNE 30,
                                   -------------------------------------  ------------------------
                                      1994         1995         1996         1996         1997
                                   -----------  -----------  -----------  -----------  -----------
                                                                                (UNAUDITED)
NET SALES (Note 9)...............  $28,404,000  $51,541,000  $68,683,000  $24,351,000  $31,143,000
COST OF GOODS SOLD (Note 9)......   12,857,000   21,571,000   29,720,000   10,617,000   13,208,000
                                   -----------  -----------  -----------  -----------  -----------
GROSS PROFIT.....................   15,547,000   29,970,000   38,963,000   13,734,000   17,935,000
                                   -----------  -----------  -----------  -----------  -----------
OPERATING EXPENSES:
  Selling, marketing and
    distribution (Note 1)........   12,993,000   24,814,000   32,309,000   13,685,000   17,764,000
  General and administrative
    (Note 9).....................    1,746,000    3,167,000    3,937,000    1,976,000    2,111,000
                                   -----------  -----------  -----------  -----------  -----------
    Total operating expenses.....   14,739,000   27,981,000   36,246,000   15,661,000   19,875,000
                                   -----------  -----------  -----------  -----------  -----------
INCOME (LOSS) FROM OPERATIONS....      808,000    1,989,000    2,717,000   (1,927,000)  (1,940,000)
INTEREST EXPENSE (Notes 3, 4 and
  5).............................      397,000    1,189,000    1,647,000      667,000      967,000
                                   -----------  -----------  -----------  -----------  -----------
INCOME (LOSS) BEFORE PROVISION
  (BENEFIT) FOR INCOME TAXES.....      411,000      800,000    1,070,000   (2,594,000)  (2,907,000)

PROVISION (BENEFIT) FOR INCOME
  TAXES (Note 6).................       19,000      162,000      435,000   (1,054,000)  (1,104,000)
                                   -----------  -----------  -----------  -----------  -----------
NET INCOME (LOSS)................  $   392,000  $   638,000  $   635,000  $(1,540,000) $(1,803,000)
                                   -----------  -----------  -----------  -----------  -----------
                                   -----------  -----------  -----------  -----------  -----------

NET INCOME (LOSS) PER COMMON
  SHARE (Note 1).................  $      0.04  $      0.07  $      0.06  $     (0.15) $     (0.17)
                                   -----------  -----------  -----------  -----------  -----------
                                   -----------  -----------  -----------  -----------  -----------
WEIGHTED AVERAGE COMMON SHARES
  AND COMMON SHARE EQUIVALENTS
  OUTSTANDING (Note 1)...........    9,225,000    9,728,000   10,230,000   10,038,000   10,491,000
                                   -----------  -----------  -----------  -----------  -----------
                                   -----------  -----------  -----------  -----------  -----------

                See notes to consolidated financial statements.

                     BIG DOG HOLDINGS, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                       NOTES
                                       COMMON STOCK       ADDITIONAL   RETAINED     RECEIVABLE
                                   ---------------------   PAID-IN     EARNINGS     FROM COMMON
                                     SHARES     AMOUNT     CAPITAL     (DEFICIT)   STOCKHOLDERS     TOTAL
                                   ----------  ---------  ----------  -----------  -------------  ----------
BALANCE, JANUARY 1, 1994.........   9,000,000  $  90,000  $3,210,000  $  (598,000)      --        $2,702,000
  Net income.....................      --         --          --          392,000       --           392,000
                                   ----------  ---------  ----------  -----------  -------------  ----------
BALANCE, DECEMBER 31, 1994.......   9,000,000     90,000   3,210,000     (206,000)      --         3,094,000
  Common stock issued
    (Note 4).....................     670,000      7,000     998,000      --            --         1,005,000
  Net income.....................      --         --          --          638,000       --           638,000
                                   ----------  ---------  ----------  -----------  -------------  ----------
BALANCE, DECEMBER 31, 1995.......   9,670,000     97,000   4,208,000      432,000       --         4,737,000
  Common stock issued
    (Notes 4 and 8)..............     540,550      5,000   1,395,000      --        $  (855,000)     545,000
  Warrants issued (Note 4).......      --         --         240,000      --            --           240,000
  Shares reacquired (Note 8).....     (50,000)    --        (138,000)     --            123,000      (15,000)
  Net income.....................      --         --          --          635,000       --           635,000
                                   ----------  ---------  ----------  -----------  -------------  ----------
BALANCE, DECEMBER 31, 1996.......  10,160,550    102,000   5,705,000    1,067,000      (732,000)   6,142,000
  Net loss (Unaudited)...........      --         --          --       (1,803,000)      --        (1,803,000)
                                   ----------  ---------  ----------  -----------  -------------  ----------
BALANCE, JUNE 30, 1997
  (Unaudited)....................  10,160,550  $ 102,000  $5,705,000  $  (736,000)  $  (732,000)  $4,339,000
                                   ----------  ---------  ----------  -----------  -------------  ----------
                                   ----------  ---------  ----------  -----------  -------------  ----------

                See notes to consolidated financial statements.

                     BIG DOG HOLDINGS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED                 SIX MONTHS ENDED
                                                                 DECEMBER 31,                    JUNE 30,
                                                      ----------------------------------  ----------------------
                                                         1994        1995        1996        1996        1997
                                                      ----------  ----------  ----------  ----------  ----------
                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).................................  $  392,000  $  638,000  $  635,000  $(1,540,000) $(1,803,000)
  Adjustments to reconcile net income (loss) to net
    cash used in operating activities:
    Depreciation and amortization...................     460,000   1,059,000   1,931,000     824,000   1,183,000
    Provision for losses on receivables.............     127,000      57,000     174,000      24,000      14,000
    Loss on disposition of property and equipment...      --          --          35,000      --          37,000
    Deferred income taxes...........................    (155,000)   (224,000)     80,000  (1,172,000) (1,133,000)
    Changes in operating assets and liabilities:
      Receivables...................................    (516,000)    327,000    (387,000)   (410,000)     71,000
      Inventories...................................  (4,889,000) (2,980,000) (4,577,000) (6,303,000) (3,360,000)
      Prepaid expenses and other assets.............     106,000    (225,000)    (45,000) (1,059,000)   (838,000)
      Accounts payable..............................   2,615,000  (1,463,000)   (641,000)  3,054,000   2,903,000
      Income taxes payable..........................      --         360,000      35,000    (364,000)   (400,000)
      Accrued expenses and other current
        liabilities.................................     971,000       2,000     740,000     (24,000)   (198,000)
      Deferred rent.................................      --         230,000     258,000     190,000      75,000
                                                      ----------  ----------  ----------  ----------  ----------
        Net cash used in operating activities.......    (889,000) (2,219,000) (1,762,000) (6,780,000) (3,449,000)
                                                      ----------  ----------  ----------  ----------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures..............................  (2,516,000) (2,346,000) (3,377,000) (1,188,000) (2,219,000)
  Other.............................................      17,000     (18,000)   (108,000)    (21,000)    (14,000)
                                                      ----------  ----------  ----------  ----------  ----------
        Net cash used in investing activities.......  (2,499,000) (2,364,000) (3,485,000) (1,209,000) (2,233,000)
                                                      ----------  ----------  ----------  ----------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock............      --       1,005,000     545,000     500,000      --
  Repurchase of common stock........................      --          --         (15,000)     --          --
  Proceeds from issuance of warrants................      --          --         114,000      --          --
  Proceeds from subordinated debt...................   3,250,000   8,270,000   7,900,000   2,000,000      --
  Principal repayments of subordinated debt.........      --      (3,500,000) (1,774,000)     --          --
  Principal repayments under capital lease
    obligations.....................................      --          --        (344,000)   (299,000)   (283,000)
  Short-term borrowings, net........................     789,000  (1,286,000) (1,225,000)  5,123,000   6,892,000
                                                      ----------  ----------  ----------  ----------  ----------
        Net cash provided by financing activities...   4,039,000   4,489,000   5,201,000   7,324,000   6,609,000
                                                      ----------  ----------  ----------  ----------  ----------
NET INCREASE (DECREASE) IN CASH.....................     651,000     (94,000)    (46,000)   (665,000)    927,000
CASH, BEGINNING OF PERIOD...........................     212,000     863,000     769,000     769,000     723,000
                                                      ----------  ----------  ----------  ----------  ----------
CASH, END OF PERIOD.................................  $  863,000  $  769,000  $  723,000  $  104,000  $1,650,000
                                                      ----------  ----------  ----------  ----------  ----------
                                                      ----------  ----------  ----------  ----------  ----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
    Interest........................................  $  238,000  $1,225,000  $1,521,000  $  631,000  $  885,000
    Income taxes....................................  $    4,000  $   42,000  $  367,000  $  475,000  $  429,000

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     The Company entered into capital lease obligations of $1,108,000, $533,000, $235,000 and $18,000 for new equipment for the years ended 1995 and 1996, and the six months ended June 30, 1996 and 1997, respectively (see Note 5).

     In 1996, the Company refinanced $138,000 of capital lease obligations (see Note 5).

     In 1996, a stockholder converted $2,226,000 of short-term subordinated debt to $2,100,000 of long-term subordinated debt and warrants valued at $126,000.

     In July 1996, certain key employees and other individuals issued $855,000 of long-term notes receivable to the Company as payment for common stock (see Note 8).

     In December 1996, the Company repurchased 50,000 shares of common stock for $138,000, $123,000 of which was by the retirement of a related long-term notes receivable (see Note 8).

                See notes to consolidated financial statements.

                     BIG DOG HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION AND BUSINESS

    The consolidated financial statements include the accounts of Big Dog Holdings, Inc. and its wholly owned subsidiary, Big Dog USA, Inc. (the "Company"). All significant intercompany accounts and transactions have been eliminated.

    The Company principally develops and markets apparel and other consumer products through Company-operated retail stores, wholesale accounts and a catalog.

    UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

    In the opinion of management, the unaudited consolidated financial statements for the six months ended June 30, 1996 and 1997 are presented on a basis consistent with the audited consolidated financial statements and reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results thereof. The results of operation for interim periods are not necessarily indicative of the results to be expected for the entire year.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CONCENTRATION OF CREDIT RISK

    The Company has cash on deposit with a high credit quality financial institution which is at times in excess of the Federal Deposit Insurance Corporation limit.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair values of receivables, accounts payable, and short-term borrowings approximate their carrying values because of the short-term maturity of these instruments or the stated interest rates are indicative of market interest rates. A reasonable estimate of fair value is not practicable for subordinated debt due to the limited availability of similar financing.

    INVENTORIES

    Inventories, consisting substantially of finished goods, are stated at the lower of cost (first-in, first-out method) or market.

                     BIG DOG HOLDINGS, INC. AND SUBSIDIARY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, ranging from two to seven years. Amortization of leasehold improvements is computed using the straight-line method based upon the life of the improvement or the term of the lease, whichever is shorter.

    INTANGIBLE ASSETS

    Intangibles assets are stated at cost and are amortized using the straight-line method over five years. Accumulated amortization was $256,000, $393,000 and $471,000, at December 31, 1995 and 1996, and June 30, 1997,
respectively.

    IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

    The Company adopted the provisions of Statement of Financial and Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If the carrying value is less than the future net cash flows, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Adoption of this statement did not have an impact on the Company's consolidated financial statements.

    OTHER ASSETS

    Other assets include long-term deposits of $210,000, $293,000 and $303,000 at December 31, 1995 and 1996 and June 30, 1997, respectively, which relate primarily to leased retail stores.

    SELLING, MARKETING AND DISTRIBUTION EXPENSES

    Included in this classification are approximately $590,000, $640,000, $439,000, $229,000 and $275,000 in 1994, 1995 and 1996 and the six months ended
June 30, 1996 and 1997, respectively, of store preopening expenses.

    INCOME TAXES

    Deferred income taxes reflect the income tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, (b) net operating loss and tax credit carryforwards, and (c) valuation allowances, when necessary, to reduce deferred income tax assets to the amount expected to be realized (see Note 6).

    INCOME (LOSS) PER SHARE

    Income (loss) per share is based upon the weighted average number of common shares and dilutive equivalent shares outstanding. Pursuant to the requirements of the Securities and Exchange Commission,

                     BIG DOG HOLDINGS, INC. AND SUBSIDIARY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (CONTINUED) common shares, stock options and warrants issued by the Company during the twelve months immediately preceding an initial public offering have been included in the calculation of the weighted average shares outstanding as if they were outstanding for all periods using the treasury stock method.

    RECENTLY ISSUED ACCOUNTING STANDARD

    In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 specifies new standards designed to improve the earnings per share ("EPS") information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements and increasing the comparability of data on an international basis. SFAS No. 128 also makes a number of changes to existing disclosure requirements. SFAS No. 128 is effective for financial statements issued for periods ending after December 31, 1997, including interim periods.

2.  PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                   DECEMBER 31,         JUNE 30,
                                              -----------------------     1997
                                                 1995        1996      (UNAUDITED)
                                              ----------  -----------  -----------
Leasehold improvements......................  $2,924,000  $ 3,926,000  $ 4,498,000
Equipment and fixtures (Note 5).............   3,878,000    6,548,000    8,099,000
                                              ----------  -----------  -----------
                                              6,802,000..  10,474,000   12,597,000
Less accumulated depreciation and
  amortization..............................  (1,368,000)  (3,029,000)  (4,057,000)
                                              ----------  -----------  -----------
Property and equipment, net.................  $5,434,000  $ 7,445,000  $ 8,540,000
                                              ----------  -----------  -----------
                                              ----------  -----------  -----------

    Depreciation and amortization expense on property and equipment totaled $340,000, $932,000, $1,794,000, $752,000 and $1,105,000 in 1994, 1995 and 1996,
and the six months ended June 30, 1996 and 1997, respectively.

3.  SHORT-TERM BORROWINGS

    The Company has a line of credit arrangement with a bank whereby the Company may borrow up to $10,500,000 as cash advances and letters of credit. Outstanding balances on the line of credit totaled $1,028,000, $0 and $6,892,000 at December 31, 1995 and 1996 and June 30, 1997, respectively. The line of credit currently bears interest at the bank's prime lending rate, expires on May 2, 1998, and is collateralized by substantially all assets of the Company. The short-term borrowings bore interest at the rate of 9.25%, 8.75% and 8.5% at December 31, 1995 and 1996 and June 30, 1997, respectively. Certain stockholders of the Company guarantee 20% of the outstanding advances under the credit arrangement.

    This credit arrangement contains various restrictive covenants, including maintenance of minimum working capital and tangible net worth levels and limitations on indebtness. The revolving credit agreement also prohibits the payments of dividends by the Company. The Company was in compliance with all debt covenants as of December 31, 1996 and June 30, 1997.

                     BIG DOG HOLDINGS, INC. AND SUBSIDIARY

3.  SHORT-TERM BORROWINGS (CONTINUED)
    The Company has commitments under letters of credit totaling $1,523,000 at June 30, 1997. The letters of credit expire through December 31, 1997.

    At December 31, 1995, the Company had a short-term note payable to the bank, totaling $197,000, under the same terms as described above.

4.  SUBORDINATED DEBT

    In April 1995, the Company completed a private placement of 67 units to new investors, each unit consisting of a $60,000 promissory note, which bears interest at 10%, and 10,000 shares of common stock of Big Dog Holdings, Inc. at $1.50 per share. Proceeds from the offering, totaling $5,025,000, consisted of $1,005,000 from the issuance of 670,000 shares of common stock and $4,020,000 from the issuance of subordinated notes. Of the proceeds received, $3,500,000 was used to repay certain stockholder notes outstanding at December 31, 1994. The notes are due at the earlier of April 3, 2002 or the consummation of an initial public offering. During 1995, the Company also issued additional subordinated debt to an existing stockholder totaling $4,250,000 which is due in 1998 and bears interest at the rate of 10% per annum.

    In February 1996, the Company completed a private placement of 50 units to investors, each unit consisting of a $40,000 promissory note which bears interest at 10%, and 3,861 shares of common stock of Big Dog Holdings, Inc. at $2.59 per share. Proceeds from the offering, totaling $2,500,000, consisted of $500,000 from the issuance of 193,050 shares of common stock and $2,000,000 from the issuance of subordinated notes. The notes are due the earlier of November 4, 2003 or the consummation of an initial public offering.

    In November 1996, the Company completed a private placement of 10 "A" units and 10 "B" units to investors. Each "A" unit consisted of a $200,000 promissory note, which bears interest at 10%, and 12,000 redeemable "A" warrants. Each "B" unit consisted of a $200,000 promissory note, which bears interest at 10%, and 12,000 redeemable "B" warrants. Each "A" warrant is exercisable at any time for the purchase of one share of the Company's common stock at $3.00 per share. Each "B" warrant is exercisable at any time for the purchase of one share of the Company's common stock at $4.00 per share. All warrants expire in five years from the date of grant. Proceeds from the offering, totaling $4,240,000, consisted of $240,000 from the issuance of 120,000 "A" warrants and 120,000 "B" warrants and $4,000,000 from the issuance of subordinated debt. The Company may redeem all or part of any unexercised warrants at a price of $2.50 per warrant in the event that the Company has effected a registered public offering of its common stock and such stock trades at a price equal to or greater than 150% of the public offering price for a period of 20 out of 30 consecutive trading days. The notes are due the earlier of November 4, 2003 or the consummation of an initial public offering.

    At December 31, 1995 and 1996 and June 30, 1997, accrued interest on the notes discussed above totaled $19,000, $174,000 and $209,000, respectively. Interest expense on these notes for the years ended December 31, 1994, 1995 and 1996, and the six months ended June 30, 1996 and 1997 amounted to $208,000, $766,000, $1,535,000, $487,000 and $714,000, respectively.

The following is the scheduled maturities of the subordinated debt:

YEAR ENDING DECEMBER 31,
-------------------------------------------------------------
1998.........................................................  $ 4,380,000
2002.........................................................    4,020,000
2003.........................................................    6,000,000
                                                               -----------
                                                               $14,400,000
                                                               -----------
                                                               -----------

                     BIG DOG HOLDINGS, INC. AND SUBSIDIARY

5.  OBLIGATIONS UNDER CAPITAL LEASES

    Capital lease assets included in property and equipment in the accompanying consolidated balance sheets amounted to $1,409,000, $1,988,000 and $2,006,000 at December 31, 1995 and 1996 and June 30, 1997, respectively. The related accumulated amortization amounted to $20,000, $415,000 and $619,000, at December 31, 1995 and 1996 and June 30, 1997, respectively.

    Capital leases have implicit interest rates ranging from 9.3% to 14.4% per annum with current aggregate monthly payments of approximately $57,000, including principal and interest, and mature in 2000. The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 1996:

YEAR ENDING DECEMBER 31,
-----------------------------------------------------------------------
1997...................................................................  $  637,000
1998...................................................................     580,000
1999...................................................................     170,000
2000...................................................................     106,000
                                                                         ----------
Total minimum lease payments...........................................   1,493,000
Less amount representing interest......................................    (196,000)
                                                                         ----------
Present value of minimum lease payments................................  $1,297,000
                                                                         ----------
                                                                         ----------

6.  INCOME TAXES

    Significant components of the Company's net deferred income tax assets are as follows:

                                                                   DECEMBER 31,
                                                               --------------------
                                                                 1995       1996
                                                               ---------  ---------
Deferred income tax assets:
  Allowance for doubtful receivables and sales returns.......  $  23,000  $  36,000
  Accrued vacation...........................................     11,000     34,000
  Inventory uniform capitalization...........................    239,000    302,000
  Intangible assets..........................................     69,000    109,000
  State income taxes.........................................    107,000     18,000
  Alternative minimum tax credits............................    125,000     88,000
  Stockholders' accrued interest.............................     --         67,000
  Other......................................................     20,000     --
                                                               ---------  ---------
Total deferred income tax assets.............................    594,000    654,000
                                                               ---------  ---------
Deferred income tax liabilities:
  Prepaid expenses...........................................    (61,000)   (59,000)
  Depreciation...............................................   (309,000)  (451,000)
                                                               ---------  ---------
Total deferred income tax liabilities........................   (370,000)  (510,000)
                                                               ---------  ---------
Deferred income tax asset....................................  $ 224,000  $ 144,000
                                                               ---------  ---------
                                                               ---------  ---------

                     BIG DOG HOLDINGS, INC. AND SUBSIDIARY

6.  INCOME TAXES (CONTINUED)
The provision for income taxes is as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                    -------------------------------
                                                      1994       1995       1996
                                                    ---------  ---------  ---------
Current:
  Federal.........................................  $ 137,000  $ 324,000  $ 321,000
  State...........................................     37,000     62,000     34,000
                                                    ---------  ---------  ---------
Total.............................................    174,000    386,000    355,000
                                                    ---------  ---------  ---------
Deferred:
  Federal.........................................   (134,000)  (202,000)   102,000
  State...........................................    (21,000)   (22,000)   (22,000)
                                                    ---------  ---------  ---------
Total.............................................   (155,000)  (224,000)    80,000
                                                    ---------  ---------  ---------
Total income tax provision........................  $  19,000  $ 162,000  $ 435,000
                                                    ---------  ---------  ---------
                                                    ---------  ---------  ---------

    The Company's effective income tax rate differs from the federal statutory income tax rate due to the following:

                                                                 YEAR ENDED DECEMBER 31,
                                                          -------------------------------------
                                                             1994         1995         1996
                                                          -----------  -----------  -----------
Federal statutory income tax rate.......................       34.0 %       34.0 %       34.0 %
State taxes, net of federal benefit.....................        3.7          4.7          2.4
Use of net operating loss carryforwards.................      (36.7)        (5.0)       --
Alternative minimum credits.............................      --           (15.6)       --
Other, net..............................................        3.6          2.2          4.3
                                                              -----        -----        -----
Total...................................................        4.6 %       20.3 %       40.7 %
                                                              -----        -----        -----
                                                              -----        -----        -----

7.  COMMITMENTS AND CONTINGENCIES

    LEASES

    The Company leases retail stores, office buildings and warehouse space under lease agreements that expire through 2006. Future minimum lease payments under noncancelable operating leases are as follows:

YEAR ENDING DECEMBER 31,
-------------------------------------------------------------
1997.........................................................  $10,021,000
1998.........................................................    9,600,000
1999.........................................................    8,396,000
2000.........................................................    6,579,000
2001.........................................................    3,800,000
Thereafter...................................................    4,126,000
                                                               -----------
Total........................................................  $42,522,000
                                                               -----------
                                                               -----------

                     BIG DOG HOLDINGS, INC. AND SUBSIDIARY

7.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The above amounts do not include contingent rentals based on sales in excess of the stipulated minimum that may be paid under certain leases on retail stores and common area charges. Additionally, certain leases contain future adjustments in rental payments based on changes in a specified inflation index. The effective annual rent expense for the Company is the total rent paid over the term of the lease, amortized on a straight-line basis. The difference between the actual rent amount paid and the effective rent recognized for financial statement purposes is reported as deferred rent.

    Rent expense for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997 totaled $1,784,000, $4,774,000,
$8,431,000, $4,030,000 and $5,401,000, respectively, and includes contingent rentals of $19,000, $49,000, $79,000, $41,000 and $44,000 for the years ended
December 31, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997, respectively.

    LICENSE AGREEMENT

    In 1994, the Company entered into a merchandise licensing agreement under which it was obligated to make royalty payments based on sales of certain products covered by the agreement. Under the terms of the agreement, the Company paid $50,000 and $250,000 in royalty payments for 1995 and 1996, respectively. No payments were made in 1994. The agreement expired on December 31, 1996.

    LITIGATION

    The Company is not involved in any legal proceedings other than certain actions arising in the ordinary course of its business. While the outcome of such proceedings and threatened proceedings cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these matters individually or in the aggregate will not have a material adverse effect on the Company's business, financial condition or results of operations.

8.  STOCKHOLDERS' EQUITY

    COMMON STOCK

    The authorized capital stock of the Company is 30,000,000 shares of $.01 par value common stock. In 1996, the Company declared a 2-for-1 stock split effected in the form of a stock dividend as of December 31, 1995. All share amounts have been retroactively restated to reflect this split.

    1996 STOCK INCENTIVE PLAN

    In July 1996, the Company issued 347,500 shares of common stock under the 1996 Stock Incentive Plan (the "Plan"). The Plan authorized the issuance of up to 500,000 shares of the Company's common stock to key employees and other persons. The Plan was terminated on December 31, 1996. The shares were sold at $2.59 per share with proceeds to the Company consisting of $45,000 in cash and the balance of $855,000 in full recourse notes receivable. The notes receivable are due ten years from the date of issuance, bear interest at the rate of 7% annum, and are secured by the common stock acquired.

    The Company has the option to repurchase at fair market value some or all of the shares sold upon the termination of the employee or certain involuntary transfers of the stock. All of the shares sold are subject to these provisions until the Company effects an initial public offering of its common stock, at which time the vested shares become freely transferable, subject to securities laws restrictions and the obligations to repay the

                     BIG DOG HOLDINGS, INC. AND SUBSIDIARY

8.  STOCKHOLDERS' EQUITY (CONTINUED)
purchase notes. The stock becomes vested over a two-year period, with one-third of the shares being vested at the purchase date. On December 31, 1996, the Company reacquired 50,000 shares at an average of $2.76 per share.

    STOCKHOLDER BUY-SELL AGREEMENT

    The Company has a buy-sell agreement with its President, which provides, for among other things, that in the event of the death of the President, his estate or other representatives shall have the right to sell all or part of his stock to the Company at the price of $5.00 per share. Such agreement expires upon the Company's effecting an initial public offering.

    STOCK OPTIONS

    In March 1996, the Company issued a five-year option to its chairman to acquire 35,000 shares of the Company's common stock at an exercise price of $2.59 per share. In August 1996, the Company issued an additional five-year option to the chairman to acquire an additional 20,000 shares at an exercise price of $4.00. The exercise prices were determined by the board of directors to be equal to or greater than the fair value of the Company's common stock at the date of grant.

    In January 1997, the Company adopted the 1997 Stock Option Plan authorizing the issuance of nonqualified stock options to directors, officers, employees, consultants and others to purchase common stock at prices equal to the fair value of the Company's shares at the grant dates. In 1997, options for 92,500 shares were granted at excercise prices from $5.00 to $7.50 per share. Such options vest one-third each year, beginning one year after the grant date and expire ten years from the date of grant. The 1997 Stock Option Plan was terminated on August 1, 1997 (see Note 10).

    The following summarizes stock option activity for the periods presented:

                                                                   YEAR ENDED               SIX MONTHS ENDED
                                                               DECEMBER 31, 1996             JUNE 30, 1997
                                                           --------------------------  --------------------------
                                                                         WEIGHTED-                   WEIGHTED-
                                                                          AVERAGE                     AVERAGE
                                                            SHARES    EXERCISE PRICE    SHARES    EXERCISE PRICE
                                                           ---------  ---------------  ---------  ---------------
                                                                                              (UNAUDITED)
                                                                                       --------------------------
Outstanding at beginning of period.......................     --            --            55,000     $    3.10
  Granted................................................     55,000     $    3.10        92,500          6.01
                                                           ---------         -----     ---------         -----
Outstanding at end of period.............................     55,000     $    3.10       147,500     $    4.93
                                                           ---------         -----     ---------         -----
                                                           ---------         -----     ---------         -----
Options exercisable at period end........................     55,000                      85,333
Weighted-average fair value of options granted during the
 period..................................................  $    1.55                   $    1.82

    The following unaudited table summarizes information about stock options outstanding at June 30, 1997:

                                             OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                       -------------------------------  ----------------------------------
                                          NUMBER                           NUMBER
                                        OUTSTANDING   WEIGHTED-AVERAGE   EXERCISABLE
                                            AT           REMAINING       AT JUNE 30,    WEIGHTED-AVERAGE
      RANGE OF EXERCISE PRICES         JUNE 30, 1997  CONTRACTUAL LIFE      1997         EXERCISE PRICE
-------------------------------------  -------------  ----------------  -------------  -------------------
             $2.59-$7.50                   147,500     8.8--9.9 years        85,833         $    4.93
                                       -------------                         ------             -----
                                       -------------                         ------             -----

                     BIG DOG HOLDINGS, INC. AND SUBSIDIARY

8.  STOCKHOLDERS' EQUITY (CONTINUED)
    The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

    SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income (loss) and net income (loss) per share had the Company adopted the fair value method as of the beginning of 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 2 to 8 years following vesting, if applicable; no stock price volatility; risk free interest rates of between 6.5% and 7.0%; and no dividends during the expected term. Forfeitures are recognized as they occur. If the computed fair values of the 1996 and 1997 awards had been amortized to expense over the vesting period of the awards, pro forma net income (loss) would have been reduced to the pro forma amounts indicated below. There were no stock options granted prior to 1996.

                                                     YEAR ENDED    SIX MONTHS ENDED JUNE 30,
                                                    DECEMBER 31,   --------------------------
                                                        1996           1996          1997
                                                    -------------  ------------  ------------
                                                                          (UNAUDITED)
Net income (loss):
  As reported.....................................   $   635,000   $ (1,540,000) $ (1,803,000)
  Pro forma.......................................       584,000     (1,567,000)   (1,844,000)
Net income (loss) per common share:
  As reported.....................................   $      0.06   $      (0.15) $      (0.17)
  Pro forma.......................................          0.06          (0.16)        (0.18)

9.  RELATED PARTY TRANSACTIONS

    The Company's stockholders have ownership interests in certain merchandise vendors to the Company. Merchandise inventory purchased from these related vendors totaled $7,084,000, $6,696,000, $8,030,000, $5,458,000 and $4,201,000
for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997, respectively. Included in the accounts payable balance are $276,000, $62,000 and $1,449,000 due to these vendors at December 31, 1995 and 1996 and June 30, 1997, respectively. During 1996, the Company also processed certain sales for one of these merchandise vendors and recorded revenue of $71,000.

    The Company also receives advisory, legal and consulting services from related parties. Such expenses incurred for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997 were $220,000, $388,000, $208,000, $140,000 and $60,000, respectively.

10.  SUBSEQUENT EVENTS (UNAUDITED)

    On August 1, 1997, the Company adopted the 1997 Performance Award Plan to attract, reward and retain officers and employees. The maximum number of shares reserved for issuance under this plan is 1,000,000.

                     BIG DOG HOLDINGS, INC. AND SUBSIDIARY

10.  SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
Awards under this plan may be in the form of unqualified stock options, incentive stock options, stock appreciation rights, restricted stock, performance shares, stock bonuses, or cash bonuses based upon performance. The Company granted options under this plan relating to the purchase of 282,500 shares of Common Stock at an exercise price of $12.00 per share.

    On August 1, 1997 the Board of Directors of the Company approved the authorization of 3,000,000 shares of $0.01 par value Preferred Stock. To date, no shares of Preferred Stock have been issued.